As filed with the Securities and Exchange Commission on November 15, 2004

                                                 REGISTRATION STATEMENT NO. 333-
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                  -------------
                                  ZANETT, INC.
             (Exact name of registrant as specified in its charter)

                   DELAWARE                                  56-4389547
       (State or other jurisdiction of                       (IRS Employer
        incorporation or organization)                    Identification Number)


              135 E. 57TH ST. 15TH FLOOR, NEW YORK, NEW YORK 10022
                                 (212) 980-4600
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                   DAVID M. MCCARTHY, CHIEF EXECUTIVE OFFICER
                    JACK M. RAPPORT, CHIEF FINANCIAL OFFICER
                                  ZANETT, INC.
              135 E. 57TH ST. 15TH FLOOR, NEW YORK, NEW YORK 10022
                                 (212) 980-4600
                       (Name, address, including zip code,
        and telephone number, including area code, of agent for service)

                        Copies of all communications to:

    STEPHEN T. BURDUMY, ESQ.                     MICHAEL J. KOLAR, ESQ.
   DRINKER BIDDLE & REATH LLP               OPPENHEIMER WOLFF & DONNELLY LLP
        ONE LOGAN SQUARE                    45 SOUTH 7TH STREET, SUITE 3300
    18TH AND CHERRY STREETS                       MINNEAPOLIS, MN 55402
  PHILADELPHIA, PA 19103-6996                          (612) 607-7000
        (215) 988-2880

                                  -------------

        Approximate date of proposed sale to the public: From time to time after the effective date of this Registration Statement, as determined by market conditions.


         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [X]


         If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: [ ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
         [ ]


         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]


         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE


TITLE OF EACH CLASS                         PROPOSED MAXIMUM       PROPOSED MAXIMUM
OF SECURITIES TO BE     AMOUNT TO BE       OFFERING PRICE PER     AGGREGATE OFFERING          AMOUNT OF
    REGISTERED           REGISTERED              NOTE                   PRICE              REGISTRATION FEE
-------------------     ------------       ------------------     -------------------      ----------------
Renewable
Unsecured
Subordinated
Notes                  $  50,000,000                   (1)             $ 50,000,000             $ 6,335.00



(1) The Renewable Unsecured Subordinated Notes will be issued in denominations selected by the purchasers in any amount equal to or exceeding $1,000.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES
AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE
A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT
SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE
SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME
EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A),
MAY DETERMINE.
=============================================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


         PROSPECTUS

         PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, NOVEMBER 15, 2004

                                  ZANETT, INC.
                                   $50,000,000

           Three and Six Month Renewable Unsecured Subordinated Notes
          One, Two, Three, Four, Five and Ten Year Renewable Unsecured
                               Subordinated Notes

                              --------------------

         We are offering an aggregate principal amount of up to $50 million of our renewable unsecured subordinated notes. We may offer the notes from time to time with maturities ranging from three months to ten years. Depending on our capital needs, however, notes with certain terms may not always be available. We will establish interest rates on the securities offered in this prospectus from time to time in prospectus supplements. The notes are unsecured obligations and your right to payment is subordinated in right of payment to all of our existing or future senior, secured, unsecured and subordinate indebtedness and other of our financial obligations, including contingent or deferred payment obligations incurred in connection with acquisitions. Upon maturity, the notes will be automatically renewed for the same term as your maturing note at an interest rate that we are offering at that time to other investors with similar aggregate note portfolios for notes of the same term, unless we or you elect not to have them renewed. If notes of the same term are not then being offered, the interest rate upon renewal will be the rate specified by us on or before maturity, or the rate of the existing note if no such rate is specified. The interest rate on your renewed note may be different than the interest rate on your original note. After giving you thirty days advance notice, we may redeem all or a portion of the notes for their original principal amount plus accrued but unpaid interest. You also may request us to repurchase your notes prior to maturity; however, unless the request is due to your death or total permanent disability, we may, in our sole discretion, decline to repurchase your notes, and will, if we do elect to repurchase your notes, charge you a penalty of up to three months of interest on notes with three month maturities and up to six months of interest on all other notes. Our obligation to repurchase notes prior to maturity for any reason in a single calendar quarter is limited to the greater of $1 million or 2% of the aggregate principal amount of all notes outstanding at the end of the previous quarter.

         The notes will be marketed and sold through Sumner Harrington Ltd., which is acting as our selling agent for the notes. The notes will not be listed on any securities exchange or quoted on Nasdaq or any over-the-counter market. Sumner Harrington Ltd. does not intend to make a market in the notes and we do not anticipate that a market in the notes will develop. There will be significant restrictions on your ability to transfer or resell the notes. Sumner Harrington Ltd. also will act as our servicing agent in connection with our ongoing administrative responsibilities for the notes. We have not requested a rating for the notes; however, third parties may independently rate them.

      THE NOTES ARE NOT CERTIFICATES OF DEPOSIT OR SIMILAR OBLIGATIONS OF, AND ARE NOT GUARANTEED OR INSURED BY, ANY DEPOSITORY INSTITUTION, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE SECURITIES INVESTOR PROTECTION CORPORATION OR ANY OTHER GOVERNMENTAL OR PRIVATE FUND OR ENTITY. INVESTING IN THE NOTES INVOLVES RISKS, WHICH ARE DESCRIBED IN "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ----------------------

                                              Per Note                 Total
                                              --------                -------
Public Offering Price                          100.00%                100.00%
Selling agent commissions                        3.00%                  3.00%
Proceeds to Zanett, before expenses             97.00%                 97.00%

     The selling agent will not receive the entire 3.0% gross commission on notes with terms of one year or less unless the notes are successively renewed for a total term of two years. See "Plan of Distribution" for a description of additional compensation payable to the selling agent and its affiliates in connection with services rendered in offering and selling the notes, serving as servicing agent and providing and managing the advertising and marketing functions related to the sale of the notes. There will be no underwriting discount.

      Sumner Harrington Ltd. is not required to sell any specific number or dollar amount of notes but will use its best efforts to sell the notes offered.

      We will issue the notes in book-entry or uncertificated form. Subject to certain limited exceptions, you will not receive a certificated security or a negotiable instrument that evidences your notes. Sumner Harrington Ltd. will deliver written confirmations to purchasers of the notes. U.S. Bank National Association, St. Paul, Minnesota, will act as trustee for the notes.

                             ----------------------

                             SUMNER HARRINGTON LTD.

               The date of this Prospectus is            , 2004.

                        SPECIAL SUITABILITY REQUIREMENTS
                            FOR CALIFORNIA RESIDENTS

         Natural persons resident in California who wish to purchase notes must, at a minimum:

         [ ] have net worth alone or with the person's spouse, at the time of the purchase, in excess of $250,000; or

         [ ] have had an individual income in excess of $65,000 in each of the two most recent years prior to the purchase, or joint income with the person's spouse in excess of $100,000 in each of those years, and have a reasonable expectation of reaching the same income level in the current year.

                             ______________________

                                TABLE OF CONTENTS


PROSPECTUS SUMMARY.............................................................1
          Zanett, Inc..........................................................1
          The Offering.........................................................3

RISK FACTORS
          Risk Factors Relating to the Notes...................................8
          Risk Factors Relating to Our Company................................12

USE OF PROCEEDS...............................................................16

DESCRIPTION OF THE NOTES......................................................16

MATERIAL FEDERAL INCOME TAX CONSEQUENCES......................................29

PLAN OF DISTRIBUTION..........................................................30

INFORMATION WITH RESPECT TO THE REGISTRANT....................................32

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE.............................32

WHERE YOU CAN FIND MORE INFORMATION...........................................33

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
          FOR SECURITIES ACT LIABILITY........................................33

                               PROSPECTUS SUMMARY

     This summary highlights selected information from this prospectus and may not contain all the information that may be important to you. Therefore, you should also read the more detailed information set forth in this prospectus, our financial statements and the other information that is incorporated by reference into this prospectus before making a decision to invest in the notes. Except with respect to payment obligations under the notes, which shall be the sole obligation of Zanett, Inc., the words "we," "our" and "us" refer to Zanett, Inc. and its direct and indirect subsidiaries unless we indicate otherwise. IT Commonwealth(TM) is a trademark of Zanett, Inc. All other trademarks used in this prospectus are the property of their respective owners.

                                  ZANETT, INC.

OVERVIEW

     We are an information technology holding company that provides specialized IT solutions through our operating subsidiaries to Fortune 500 corporations, middle market companies and large government agencies. We seek to grow both organically and by acquisition. Since we were formed in 2000, we have acquired five businesses. Collectively, we and our operating subsidiaries are referred to as the IT Commonwealth(TM).

     Our IT Commonwealth model seeks to preserve the culture, management and business practices that contributed to the success of the acquired entities while leveraging cross-selling opportunities and achieving economies of scale. Although each IT Commonwealth member continues to market its own products and services and individually manage its own client relationships after the acquisition, each member also becomes a source of leads to other IT Commonwealth members. We encourage collaboration, knowledge-transfer, resource sharing and cross marketing among members, while seeking to preserve each member's autonomy and individual strengths. To facilitate this collaborative process, regular meetings are attended by the management of each member and the holding company. The IT Commonwealth's overarching mission is to offer solutions that meet or exceed client expectations, are delivered on time and within budget, and achieve superior results.

     Members can also avail themselves of centralized corporate services, such as: legal support; financial and accounting assistance; human resource management support; and data network management and maintenance. By centralizing these functions, IT Commonwealth members can focus on their core skill sets and seek to achieve the highest possible standards of service quality.

     Our principal executive offices are located at 135 E. 57th Street, 15th Floor, New York, NY 10022. Our telephone number is (212) 980-4600.

IT COMMONWEALTH MEMBERS

     As discussed above, since our incorporation in 2000, we have completed five acquisitions of IT Commonwealth members:


     On December 7, 2001, we acquired Back Bay Technologies, Inc., based in Needham, MA. Back Bay Technologies is a technology consulting firm whose services include strategic planning, analysis, business case development, vendor selection, systems architecture, systems integration, full life cycle application development and post-production support.

     On May 31, 2002, we acquired Brandywine Computer Group, Inc., based in Mason, OH. Brandywine Computer Group helps our clients implement enterprise resource planning systems, supply chain management systems and customer relationship management systems. As discussed below, this company was merged with a subsequently acquired business, INRANGE Global Consulting, in April 2004.

     On January 31, 2003, we acquired Paragon Dynamics, Inc., based in Aurora, CO. Paragon Dynamics specializes in providing advanced software and satellite engineering services with domain area expertise in government and aerospace satellite and IT infrastructure contracts.

     On December 4, 2003, we acquired DeltaData, Inc., which changed its name to Delta Communications Group, Inc. Based in Aliso Viejo, CA, Delta is a voice and data communications network integrator that sells IT hardware, peripheral equipment and telecommunications lines for voice and data communications networks and provides related IT security, design and implementation solutions.

     On April 23, 2004, Brandywine Computer Group acquired INRANGE Global Consulting, a professional services business unit of Computer Network Technology Corporation. INRANGE Global Consulting, a long-time PeopleSoft(R) partner, is a leading consulting and technology services company that provides high-value business solutions to corporate and government clients across the Midwest. After the acquisition, Brandywine Computer Group and INRANGE Global Consulting were merged and now operate under the name INRANGE Consulting Corporation.

                                  THE OFFERING

Issuer                                     Zanett, Inc.

Trustee                                    U.S. Bank National Association

Selling and Servicing Agent                Sumner Harrington Ltd.

Securities Offered                         Renewable Unsecured Subordinated Notes.
                                           The notes represent our unsecured promise
                                           to repay principal at maturity and to pay
                                           interest during the term or at maturity.
                                           By purchasing a note, you are lending
                                           money to us.

Method of Purchase                         Prior to your purchase of notes, you will
                                           be required to complete a subscription
                                           agreement that will set forth the
                                           principal amount of your purchase, the
                                           term of the notes and certain other
                                           information regarding your ownership of
                                           the notes. The form of subscription
                                           agreement is filed as an exhibit to the
                                           registration statement of which this
                                           prospectus is a part. As our servicing
                                           agent, Sumner Harrington Ltd. will mail
                                           you written confirmation that your
                                           subscription has been accepted.

Denomination                               You can choose the denomination of
                                           the notes you purchase in any
                                           principal amount of $1,000 or more,
                                           including odd amounts.

Offering Price                             100% of the principal amount per note.

Rescission Right                           You can rescind your investment within
                                           five business days of the postmark
                                           date of your purchase confirmation
                                           without incurring an early redemption
                                           penalty. In addition, if your
                                           subscription agreement is accepted by
                                           our servicing agent at a time when we
                                           have determined that a post-effective
                                           amendment to the registration
                                           statement of which this prospectus is
                                           a part must be filed with the
                                           Securities and Exchange Commission,
                                           but such post-effective amendment has
                                           not yet been declared effective, you
                                           will be able to rescind your
                                           investment subject to the conditions
                                           set forth in this prospectus. See
                                           "Description of the Notes --
                                           Rescission Right" for additional
                                           information.

Maturity                                   You can generally choose maturities
                                           for your notes of 3 or 6 months or 1,
                                           2, 3, 4, 5 or 10 years; however,
                                           depending on our capital
                                           requirements, we may not sell notes
                                           of all maturities at all times.

Interest Rate                              The interest rate of the notes will be
                                           established at the time you purchase them,
                                           or at the time of renewal, based upon the
                                           rates we are offering in our latest
                                           interest rate supplement to this
                                           prospectus, and will remain fixed
                                           throughout each term. We may offer higher
                                           rates of interest to investors with larger
                                           aggregate note portfolios, as set forth in
                                           the then current interest rate supplement.

Interest Payment Dates                     You can choose to receive interest
                                           payments monthly, quarterly, semiannually,
                                           annually or at maturity. If you choose to
                                           receive interest payments monthly, you can
                                           choose the day on which you will be paid.
                                           You may change the interest payment
                                           schedule or interest payment date once
                                           during the term of your note.

Principal Payment                          We will not pay principal over the term of
                                           the notes. We are obligated to pay the
                                           entire principal balance of the outstanding
                                           notes upon maturity.

Payment Method                             Principal and interest payments will be made
                                           by direct deposit to the account you designate
                                           in your subscription documents.

Renewal or Redemption at Maturity          Upon maturity, the notes will be
                                           automatically renewed for the same term at
                                           the interest rate we are offering at that
                                           time to other investors with similar
                                           aggregate note portfolios for notes of the
                                           same maturity, unless we notify you prior
                                           to the maturity date that we intend to
                                           repay the notes. You may also notify us
                                           within 15 days after the maturity date
                                           that you want your notes repaid. This 15
                                           day period will be automatically extended
                                           if you would otherwise be required to make
                                           the repayment election at a time when we
                                           have determined that a post-effective
                                           amendment to the registration statement of
                                           which this prospectus is a part must be
                                           filed with the Securities and Exchange
                                           Commission, but such post-effective
                                           amendment has not yet been declared
                                           effective.

                                           If similar notes are not being
                                           offered at the time of renewal, the
                                           interest rate upon renewal will be
                                           the rate specified by us on or before
                                           the maturity date, or the rate of
                                           your existing notes if no such rate
                                           is specified. The interest rate being
                                           offered upon renewal may, however, be
                                           different than the interest rate on
                                           your original note. See "Description
                                           of the Notes -- Renewal or Redemption
                                           on Maturity."

Optional Redemption or Repurchase          After giving you 30 days prior
                                           notice, we may redeem the notes at a
                                           price equal to their original
                                           principal amount plus accrued but
                                           unpaid interest.

                                           You may request us to repurchase your
                                           notes prior to maturity; however,
                                           unless the request is due to your
                                           death or total permanent disability,
                                           we may, in our sole discretion,
                                           decline to repurchase your notes, and
                                           will, if we elect to repurchase your
                                           notes, charge you a penalty of up to
                                           three months of interest for notes
                                           with a three month maturity and up to
                                           six months of interest for all other
                                           notes. The total principal amount of
                                           notes that we will be required to
                                           repurchase prior to maturity, for any
                                           reason in any calendar quarter, will
                                           be limited to the greater of $1
                                           million or 2% of the total principal
                                           amount of all notes outstanding at
                                           the end of the previous quarter.

                                           See "Description of Notes -- Redemption or
                                           Repurchase Prior To Stated Maturity."

Consolidation, Merger or Sale              Upon any consolidation, merger or sale of
                                           our company, we will either redeem all of
                                           the notes or our successor will be
                                           required to assume our obligations to pay
                                           principal and interest on the notes
                                           pursuant to the indenture. For a
                                           description of these provisions see
                                           "Description of the Notes - Consolidation,
                                           Merger or Sale."

Ranking; No Security                       The notes:

                                           o are unsecured;

                                           o rank junior to our existing and future
                                           senior debt, including debt we may incur
                                           under our existing and future credit
                                           facilities;

                                           o rank junior to our existing and future
                                           secured debt;

                                           o rank junior to our existing and
                                           future subordinated debt, except for
                                           offerings of additional renewable
                                           unsecured subordinated notes which
                                           will rank equally
                                           with the notes;

                                           o rank junior to our existing and
                                           future unsecured debt, except for
                                           offerings of additional renewable
                                           unsecured subordinated notes which
                                           will rank equally with the notes; and

                                           o rank junior to other of our
                                           financial obligations, including
                                           contingent or deferred payment
                                           obligations incurred in connection
                                           with acquisitions.

                                           As of September 30, 2004, we had
                                           approximately $6.6 million of
                                           outstanding debt senior to the notes.
                                           Subsequent to that date, we repaid
                                           $0.5 million and we intend to retire
                                           the remaining $6.1 million with
                                           proceeds from the notes. See "Use of
                                           Proceeds."

                                           In addition, as of November 15, 2004,
                                           we had approximately $1.4 million of
                                           debt outstanding under our $5.0
                                           million revolving credit facility,
                                           and aggregate deferred or contingent
                                           cash payment obligations in
                                           connection with completed
                                           acquisitions totaling approximately
                                           $2.9 million that, in each case, rank
                                           senior to the notes.

Restrictive Covenants                      The indenture governing the notes
                                           contains limited restrictive
                                           covenants. These covenants:

                                           o require us to maintain a positive net
                                           worth; and

                                           o prohibit us from paying dividends
                                           on our capital stock if there is an
                                           event of default with respect to the
                                           notes or a payment of the dividend
                                           would result in an event of default.

                                           The covenants set forth in the
                                           indenture are more fully described
                                           under "Description of Notes --
                                           Restrictive Covenants." These
                                           covenants have significant
                                           exceptions.

Use of Proceeds                            If all the notes are sold, with original
                                           or aggregate maturities of two years or
                                           more, we would expect to receive
                                           approximately $[           ] of net
                                           proceeds from this offering after
                                           deducting the selling agent's commissions
                                           and estimated offering expenses payable by
                                           us. We intend to use the net proceeds to
                                           repay certain existing debt, to expand our
                                           business and for other general corporate
                                           purposes. See "Use of Proceeds."

Absence of Public Market and               There is no existing market for the notes.
Restrictions on Transfers
                                           Sumner Harrington Ltd. has advised us that
                                           it does not intend to make a market
                                           in the notes after the completion of
                                           this offering and we do not
                                           anticipate that a secondary market
                                           for the notes will develop. We do not
                                           intend to apply for listing of the
                                           notes on any securities exchange or
                                           for quotation of the notes in any
                                           automated dealer quotation system.

                                           You will be able to transfer or pledge the
                                           notes only with our prior written consent.
                                           See "Description of the Notes - Transfers."

Book Entry                                 The notes will be issued in book entry or
                                           uncertificated form only. Except under
                                           limited circumstances, the notes will not
                                           be evidenced by certificated securities or
                                           negotiable instruments. See "Description
                                           of the Notes -- Book Entry Registration and
                                           Transfers."

                                  RISK FACTORS

     This prospectus, including the documents incorporated herein by reference, contains certain statements of a forward-looking nature relating to future events or our future performance. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about us and our industry. When used in this prospectus, the words "expects," "believes," "anticipates," "estimates," "plans," "intends" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements of our plans, strategies and prospects under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," and other statements contained elsewhere in this prospectus.

     These forward-looking statements reflect management's current view of our company concerning future events and are subject to risks and uncertainties. Should any of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described in this prospectus as anticipated, estimated or expected. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus.

     The risks described below set forth the material risks associated with the purchase of notes and our company, as well as factors that may influence the outcome of any forward looking statement. Before you invest in the notes, you should carefully consider these risk factors, as well as the other information contained in this prospectus and in the documents incorporated by reference into this prospectus.

                       RISK FACTORS RELATING TO THE NOTES


THE NOTES MAY NOT BE A SUITABLE INVESTMENT FOR ALL INVESTORS.

     The notes may not be a suitable investment for you, and we advise you to consult your investment, tax and other professional financial advisors prior to purchasing notes. The characteristics of the notes, including maturity, interest rate and lack of liquidity, may not satisfy your investment objectives. The notes may not be a suitable investment for you based on your ability to withstand a loss of interest or principal or other aspects of your financial situation, including your income, net worth, financial needs, investment risk profile, return objectives, investment experience and other factors. Prior to purchasing any notes, you should consider your investment allocation with respect to the amount of your contemplated investment in the notes in relation to your other investment holdings and the diversity of those holdings.

YOU LACK PRIORITY IN PAYMENT ON THE NOTES, WHICH RANK JUNIOR TO SUBSTANTIALLY ALL OF OUR EXISTING AND FUTURE DEBT AND OTHER FINANCIAL OBLIGATIONS.

     Your right to receive payments on the notes is junior to substantially all of our existing indebtedness and future borrowings. Your notes will be subordinated to the prior payment in full of all of our other debt and financial obligations, including contingent or deferred payment obligations incurred in connection with acquisitions. As of September 30, 2004, we had approximately $6.6 million of indebtedness. Subsequent to that date, we repaid $0.5 million and we expect to retire the remaining $6.1 million with the proceeds of this offering. This indebtedness will rank senior to your notes while it remains outstanding. Although we intend to repay this existing indebtedness, we also intend to seek to enter into agreements with these creditors to provide a further credit facility up to the amount of the existing indebtedness. Any credit facility entered into with our existing creditors will rank senior to the notes being offered. In addition, we recently entered into a $5.0 million revolving credit facility with Fifth Third Bank. We and our subsidiaries have granted Fifth Third Bank a continuing security interest in all assets that we currently hold or subsequently acquire to secure our obligations under the credit facility. As of November 15, 2004, we had approximately $1.4 million of debt outstanding under the credit facility. Our obligation to repay all amounts drawn under the credit facility will rank senior to your notes. We may also incur substantial additional indebtedness in the future that would also rank senior to your notes. Further, we have in the past, and expect in the future, to enter into contingent or deferred cash payment arrangements in connection with acquisitions. Our obligations under these types of arrangements may continue for several years following an acquisition, and will rank senior to your notes. As of November 15, 2004, our aggregate deferred or contingent cash payment obligations in connection with completed acquisitions totaled approximately $2.9 million. Because of the subordination provisions of the notes, in the event of our bankruptcy, liquidation or dissolution, our assets would be available to make payments to you under the notes only after all payments had been made on all of our secured and unsecured indebtedness and other obligations that are senior to the notes. Sufficient assets may not remain after all such senior payments have been made to make any payments to you under the notes, including payments of interest when due or principal upon maturity.

THERE WILL BE NO TRADING MARKET FOR THE NOTES, WHICH MAY MAKE IT DIFFICULT TO TRANSFER YOUR NOTES.

     Your ability to liquidate your investment is limited because of transfer restrictions, the lack of a trading market and the limitation on repurchase requests prior to maturity. Your notes may not be transferred without our prior written consent. In addition, there will be no trading market for the notes. Due to the restrictions on transfer of the notes and the lack of a market for the sale of the notes, even if we permitted a transfer, you might be unable to sell, pledge or otherwise liquidate your investment. Except in the case of death or total permanent disability, repurchases of the notes prior to maturity are subject to our approval and to repurchase penalties of up to three months interest on notes with three month maturities and up to six months interest on notes with maturities of six months or longer. The total principal amount of notes that we would be required to repurchase in any calendar quarter, for any reason, will be limited to the greater of $1 million or 2% of the aggregate principal amount of all notes outstanding at the end of the previous quarter. See "Description of the Notes."

THE NOTES WILL HAVE NO SINKING FUND, SECURITY, INSURANCE OR GUARANTEE.

     There is no sinking fund, security, insurance or guarantee of our obligation to make payments on the notes. The notes are not secured by any of our assets. We will not contribute funds to a separate account, commonly known as a sinking fund, to make interest or principal payments on the notes. The notes are not certificates of deposit or similar obligations of, and are not guaranteed or insured by, any depository institution, the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation, or any other governmental or private fund or entity. Therefore, if you invest in the notes, you will have to rely only on our cash flow from operations and other sources of funds for repayment of principal at maturity or redemption and for payment of interest when due. If our cash flow from operations and other sources of funds are not sufficient to pay the notes, then you may lose all or part of your investment.

THE NOTES WILL AUTOMATICALLY RENEW UNLESS YOU REQUEST REPAYMENT.

     Upon maturity, the notes will be automatically renewed for the same term as your maturing note and at an interest rate that we are offering at that time to other investors with similar aggregate note portfolios for notes of the same term, unless we notify you prior to the maturity date that we intend to repay the notes or you notify us within 15 days after the maturity date that you want your notes repaid. This 15 day period will be automatically extended if you would otherwise be required to make the repayment election at a time when we have determined that a post-effective amendment to the registration statement of which this prospectus is a part must be filed with the Securities and Exchange Commission, but such post-effective amendment has not yet been declared effective. If notes with the same term are not then being offered, the interest rate upon renewal will be the rate specified by us on or before the maturity date, or the rate of the existing note if no such rate is specified. The interest rate on your renewed note may be lower than the interest rate of your original note. Any requests for repurchases after your notes are renewed will be subject to our approval and to repurchase penalties and the limitations on the amount of notes we would be willing to repurchase in any calendar quarter.

WE HAVE SUBSTANTIAL INDEBTEDNESS THAT IS SENIOR TO THE NOTES, WHICH MAY AFFECT OUR ABILITY TO REPAY THE NOTES.

         We have now and, after we sell these notes, will continue to have a substantial amount of indebtedness. At September 30, 2004 we had $6,575,000 of debt outstanding comprised of:

         Senior, secured revolving credit from Fifth Third Bank      $         0
         Junior, unsecured term debt                                 $ 6,575,000

         Total                                                       $ 6,575,000

     Our debt to net worth ratio at September 30, 2004 was 1.05 and our ratio of earnings to fixed expenses, including interest expense on the above-mentioned debt, was 1.31. On October 1, 2004, we drew $1,400,000 from the credit facility with Fifth Third Bank. The proceeds were used to repay a promissory note that we issued on April 23, 2004 in the amount of $500,000 to a principal shareholder, and to increase working capital.

     Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes by, among other things:

     o increasing our vulnerability to general adverse economic and industry conditions;
     o requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing amounts available for working capital, capital expenditures and other general corporate purposes;
     o limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
     o placing us at a competitive disadvantage compared to our competitors that have less debt; and
     o   limiting our ability to borrow additional funds.

     Although we believe our operating companies will generate sufficient free cash flow to service this debt and our obligations under the notes, there is no assurance that they will continue to be able to do so. If we do not generate sufficient operating profits, our ability to make required payments on our senior debt, as well as on the debt represented by the notes described in this prospectus, may be impaired.

WE MIGHT INCUR SUBSTANTIALLY MORE INDEBTEDNESS THAT WILL BE SENIOR TO YOUR
NOTES.

     Subject to limitations contained in our credit facility, we may incur substantial additional indebtedness in the future. While the indenture for the notes requires us to maintain a positive net worth, it does not prohibit us from incurring additional indebtedness. Any such borrowings would be senior to the notes. If we borrow more money, the risks to noteholders described in this prospectus could intensify.

OUR MANAGEMENT HAS BROAD DISCRETION OVER THE USE OF PROCEEDS FROM THE OFFERING.

     Although we expect to use the proceeds from the offering to retire approximately $6.1 million of long term notes, the indenture does not require us to do so. We also plan to use the proceeds to expand our business through acquisitions. Our Chief Executive Officer, President, Chief Financial Officer and Chief Legal Officer have been granted authority by our board of directors to engage in acquisition transactions of up to $20.0 million individually and $100.0 million in the aggregate without further approval of the board of directors. The proceeds of the offering will also be used for other general corporate purposes, which may include the payment of general and administrative expenses. Because no specific allocation of the proceeds will be required in the indenture, and because of the acquisition authority granted to our executive group, our management will have broad discretion in determining how the proceeds of the offering will be used and may choose not to use the funds to pay down debt that is senior to the notes. See "Use of Proceeds."

WE ARE SUBJECT TO MANY RESTRICTIONS IN OUR CREDIT FACILITY.

     The terms of our credit facility impose significant operating and financial restrictions on us and our subsidiaries and require us to meet certain financial tests. Such terms and restrictions may be amended or supplemented from time to time without requiring any notice to or consent of the holders of the notes or the trustee. These restrictions may have an adverse impact on our business activities, results of operations and financial condition. These restrictions may also significantly limit or prohibit us from engaging in certain transactions, including the following:

o incurring or guaranteeing additional indebtedness, including in connection with future acquisitions;
o  making capital expenditures in excess of agreed upon amounts;
o paying dividends or other distributions to our stockholders or redeeming, repurchasing or retiring our capital stock or subordinated obligations;
o  making investments;
o  creating or permitting liens on our assets or the assets of our subsidiaries;
o  issuing or selling capital stock of our subsidiaries;
o  transferring or selling our assets;
o  engaging in mergers or consolidations;
o  permitting a change of control of our company;
o  liquidating, winding up or dissolving our company;
o changing our name or the nature of our business, or the names or nature of the business of our subsidiaries; and
o engaging in transactions with our affiliates outside the normal course of business.

     These restrictions may limit our ability to obtain additional sources of capital, which may limit our ability to repay the notes. In addition, the failure to comply with any of the covenants of our credit facility or the indenture or to maintain certain indebtedness ratios would cause a default under our credit facility and may cause a default under the indenture or our other debt agreements that may be outstanding from time to time. A default, if not waived, could result in acceleration of the related indebtedness, in which case such debt would become immediately due and payable. A continuing default or acceleration of our credit facility, the indenture or any other debt agreement, will likely cause a default under the indenture and other debt agreements that otherwise would not be in default, in which case all such related indebtedness could be accelerated. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance our indebtedness. Even if any new financing is available, it may not be on terms that are acceptable to us or it may not be sufficient to refinance all of our indebtedness as it becomes due. Complying with these covenants may cause us to take actions that are not favorable to holders of the notes. See "Description of the Notes - Restrictive Covenants."

YOU WILL HAVE ONLY LIMITED PROTECTION UNDER THE INDENTURE.

     In comparison to the restrictive covenants that are imposed on us by our credit facility and other borrowing arrangements, the indenture governing the notes contains relatively minimal restrictions on our activities. In addition, the indenture contains only limited events of default other than our failure to pay principal and interest on time. Because there are only very limited restrictions and limited events of default under the indenture, we will not be restricted from issuing additional debt senior to your notes or be required to maintain any ratios of assets to debt in order to increase the likelihood of timely payments to you under the notes. Further, if we default in the payment of the notes or otherwise under the indenture, you will likely have to rely on the trustee to exercise your remedies on your behalf. You may not be able to seek remedies against us directly. See "Description of the Notes - Events of Default."

OUR RIGHT TO REDEEM THE NOTES PRIOR TO MATURITY MAY RESULT IN REINVESTMENT RISK FOR YOU.

     We have the right to redeem any note at any time prior to its stated maturity upon 30 days written notice to you. The notes will be redeemed at 100% of the principal amount plus accrued but unpaid interest up to but not including the redemption date. Any such redemption may have the effect of reducing the income or return on investment that any investor may receive on an investment in the notes by reducing the term of the investment. If this occurs, you may not be able to reinvest the proceeds at an interest rate comparable to the rate paid on the notes. See "Description of the Notes - Redemption or Repurchase Prior To Stated Maturity."

RISK OF TERMINATION OF DISTRIBUTION AND MANAGEMENT AGREEMENT.

     The distribution and management agreement between us and Sumner Harrington Ltd. may be terminated by us upon prior notice. Therefore, it is not certain Sumner Harrington Ltd. will be responsible for the marketing, sale and administration of the notes for the duration of this offering. Other parties, including our company, may take over the functions currently provided by Sumner Harrington Ltd. Therefore, you should not rely on Sumner Harrington Ltd. continuously being responsible for the marketing, sale and administration of the notes.

YOU MAY BE REQUIRED TO PAY TAXES ON ACCRUED INTEREST ON NOTES PRIOR TO RECEIVING A SUFFICIENT AMOUNT OF CASH INTEREST PAYMENTS.

     If you choose to have interest on your note paid at maturity and the term of your note exceeds one year, you may be required to pay taxes on the accrued interest prior to our making any interest payments to you. In addition, if you choose to have interest on your note paid monthly, quarterly, semiannually or annually, the amount of interest income reported to the Internal Revenue Service may differ from the sum of your cash interest payments in some years. You should consult your tax advisor to determine your tax obligations.

                      RISK FACTORS RELATING TO OUR COMPANY

WE HAVE A LIMITED OPERATING HISTORY.

     Our company was incorporated in Delaware in 2000. We did not begin to generate revenues from operations until December 2001. Since then our company has grown significantly and we have had both profitable and unprofitable quarters. The forces impacting our industry, to which we are subject, have been substantial, causing both conditions of high demand for our services and very low demand since our inception. As a result it is difficult to evaluate our business and prospects.

WE HAVE NOT ACHIEVED PROFITABILITY IN EVERY REPORTING PERIOD AND MAY INCUR NET LOSSES IN FUTURE QUARTERS.

     From inception through the quarter ended September 30, 2004 we have only been profitable in five out of sixteen quarters. As we grow, there will be additional demands on our financial resources and we may incur costs at a greater rate than that which prevailed during our profitable periods. If we cannot contain costs while we grow, we may not be able to sustain profitability and our ability to service our indebtedness, including the notes, could be impaired.

     We will need to generate additional revenues from the sales of our IT solutions or take steps to reduce operating costs to achieve and maintain profitability. We expect that we will face increased competition, which will make it more difficult to increase our revenues. Even if we are able to increase revenues, we may experience price competition that will lower our gross margins and our profitability.

     We cannot be certain that we can sustain or increase profitability on a quarterly or annual basis. Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. Factors that may affect our quarterly revenues or operating results generally include: costs relating to the expansion of our business; the extent and timing of business acquisitions; our ability to obtain new and follow-up on client engagements; the timing of assignments from customers; our consultant utilization rate (including our ability to transition employees quickly from completed assignments to new engagements); the seasonal nature of our business due to variations in holidays and vacation schedules; the introduction of new services by us or our competitors; price competition or price changes; and our ability to manage costs and economic and financial conditions specific to our clients.

OUR BUSINESS STRATEGY AND ORGANIZATIONAL MODEL DEPEND UPON OUR ABILITY TO IDENTIFY, ACQUIRE AND MANAGE IT SOLUTIONS COMPANIES.

     We seek successful, growing IT solutions companies that we can acquire and incorporate into the IT Commonwealth business model. Our success is highly dependent on:

o our ability to continue to identify and acquire suitable operating companies for the IT Commonwealth;

o the degree to which we can achieve marketing leverage and back-office economies of scale while keeping corporate overhead low; and

o our ability to manage the IT Commonwealth with our decentralized organizational structure.


     Because of the difficulty in finding acquisition candidates that meet our selection criteria and that we can purchase at what we believe to be attractive valuations, we have been able to complete only five acquisitions of IT Commonwealth members since our founding in 2000. The success of our acquisition program will depend on our ability to overcome substantial obstacles, such as the availability of acquisition candidates, our ability to compete successfully with other acquirers seeking similar acquisition candidates, the availability of funds to finance acquisitions and the availability of management resources to oversee the operation of acquired businesses. Furthermore, we may have to incur additional indebtedness to pay for any additional future acquisitions or investments, and our ability to incur additional indebtedness or otherwise pursue acquisitions is subject, in most instances, to the prior consent of the lender under our credit facility. In addition, our profitability may suffer because of acquisition-related costs. We have limited resources and we can offer no assurance that we will succeed in consummating any additional acquisitions. Even if we are successful in completing additional acquisitions, there can be no assurance that we will be able to manage the IT Commonwealth members that we acquire successfully or achieve the efficiencies and benefits sought by our business strategy and organizational model.


     If we are unable to identify and acquire additional operating companies on attractive economic terms or do not achieve the marketing leverage and economies of scale contemplated, or if we are unable to successfully manage our operations within our organizational structure, our financial condition and results of operations could be adversely affected, and our growth through acquisition and our overall growth will be limited.


THERE ARE RISKS INHERENT IN PROVIDING PROJECT MANAGEMENT SERVICES.


        We provide project management services for some of our clients. In certain projects, we assume major responsibilities for the management of the project and/or the design and implementation of specific deliverables based upon client-defined requirements. In managing projects, we rely upon the performance of third parties and third party products over which we have limited control. As our project engagements become larger and more complex and often must be completed in shorter time frames, it becomes more difficult to manage the project and the likelihood of a mistake increases. In addition, our projects often involve applications that are critical to our clients' businesses. Our failure to timely and successfully complete a project and meet our clients' expectations could have a material adverse effect on our business, results of operations or financial condition. Such adverse effects may include delayed or lost revenues, additional services being provided at no charge and a negative impact to our reputation. In addition, claims for damages may be brought against us, regardless of our responsibility, and our insurance may not be adequate to cover such claims. We cannot be sure that contractual provisions limiting our liability for damages that may arise in rendering our services will successfully protect us from liability if we are sued. We sometimes undertake projects on a fixed-fee basis or cap the amount of fees we may bill on a time and materials basis. Any increased or unexpected costs or unanticipated delays could make such projects less profitable or unprofitable and could have a material adverse effect on our business, results of operations and financial condition.


OUR BUSINESS IS RAPIDLY CHANGING.


        Our market is characterized by rapidly changing technologies, such as the evolution of the Internet, frequent new product and service introductions and evolving industry standards. If we cannot keep pace with these changes, our business could suffer. Our success depends, in part, on our ability to develop service offerings that keep pace with continuing changes in technology, evolving industry standards and changing client preferences. Our success will also depend on our ability to develop and implement ideas for the successful application of existing and new technologies. We may not be successful in addressing these developments on a timely basis or our ideas may not be successful in the marketplace. Products and technologies developed by our competitors may also make our services or product offerings less competitive or obsolete.

WE FACE INTENSE COMPETITION.

        We operate in a highly competitive industry. We believe that we currently compete principally with IT professional services firms, technology vendors and internal information systems groups. Many of the companies that provide services in our markets have significantly greater financial, technical and marketing resources than we do. In addition, there are relatively few barriers to entry into our markets and we have faced, and expect to continue to face, competition from new entrants into our markets, including from companies outside this country that may be able to offer services to our existing and potential customers at significantly lower costs. There can be no assurance that we will be able to continue to compete successfully with existing or future competitors or that competition will not have a material adverse effect on our business, results of operations and financial condition.

OUR OPERATING COMPANIES ARE SUBJECT TO MARKET FORCES THAT CAN SIGNIFICANTLY IMPACT OUR GROWTH AND OPERATING RESULTS.

     Demand for our operating companies' services tend to rise and fall with a number of market forces, among them: the economy generally, the amount of discretionary funds available for IT services and solutions available to our customers, including the U.S. government, competitive pressures facing our customers that compel new investments in IT solutions, regulatory constraints and opportunities created because of regulation. We cannot predict the degree to which these forces will impact any one of our operating units, or the IT Commonwealth as a whole. Nor can we predict the impact on our operating results that these forces may have. Negative forces that put downward pressure on the demand for our services and solutions, that increase our costs, or in other ways impact us adversely, could hurt our financial results and impair our ability to service our existing and future debt, including the notes.

THE LENGTH AND TIMING OF OUR CLIENT ASSIGNMENTS VARY AND ARE HIGHLY
UNPREDICTABLE.

     Most individual client assignments are from three to twelve months. Although they may be subject to penalty provisions, clients may generally cancel a contract at any time. In addition, under many contracts, clients may reduce their use of our services under such contract without penalty. If any significant client terminates its relationship with us or substantially decreases its use of our services, it could have a material adverse effect on our business, financial condition and results of operations.

OUR SALES CYCLE IS LENGTHY, MAKING IT DIFFICULT TO PROJECT REVENUES.

     Our operating companies seek to develop relationships with their customers that are long term in nature and result in repeat business. Developing such relationships takes months and sometimes years and once established, do not guarantee that we will receive new or expanded business. If we are unable to win new relationships, or if our sales cycle stretches out longer than we anticipate, our revenues could be adversely impacted and vary materially from our projections.

OUR BUSINESS IS DEPENDENT ON A LIMITED NUMBER OF SIGNIFICANT RELATIONSHIPS.

     A substantial portion of our revenues has been, and is expected to continue to be, generated from a limited number of customers with large financial commitments. Our total revenues from our two largest customers during the three months ended September 30, 2004 represented approximately 11% and 10%, respectively, of total revenues, while two customers individually accounted for 13% and 12% of our total revenues in the same period last year. Our total revenues from our two largest customers during the years ended December 31, 2003 and 2002 represented approximately 30% and 37%, respectively, of total revenues. If a large contract with one of our largest customers is cancelled or deferred or an anticipated contract does not materialize, our business would be harmed.


     Additionally, we have a significant relationship with PeopleSoft as an implementation partner. Approximately 26% of our net revenues are from services related to PeopleSoft software. In the event PeopleSoft products become obsolete or non-competitive, or if we should lose our "implementation partner" status with PeopleSoft, we could suffer a material adverse effect. In addition, if Oracle Corporation completes its proposed acquisition of PeopleSoft, the demand for our services by PeopleSoft and our status as an "implementation partner" may be jeopardized. We have other similar relationships and strategic alliances with other technology vendors. The sudden loss of any significant relationship or substantial decline in demand for their products could also adversely affect us.

IT IS DIFFICULT TO ATTRACT AND RETAIN QUALIFIED PROFESSIONAL AND ADMINISTRATIVE STAFF, AND MAY BECOME MORE DIFFICULT TO DO SO IN THE FUTURE IF THE USE OF EMPLOYEE STOCK OPTIONS BECOMES DISADVANTAGEOUS.

        Our ability to attract and retain adequately trained personnel who can address the changing and increasingly sophisticated technology needs of our clients is a critical success factor for our business. Our personnel needs arise from client needs for consultants trained in the newest software and hardware technologies. While most of our employees are bound by non-compete agreements, these may be difficult to enforce should an employee leave and go to work for a competitor. Competition for personnel in the information technology services industry is intense. We have had, and expect to continue to have, difficulty in attracting and retaining an optimal level of qualified consultants.

     In addition, we have in the past used, and expect to continue to use, stock options to attract and retain qualified personnel. Certain proposals related to treating the grant of an employee stock option as an expense are currently under consideration by accounting standards organizations and governmental authorities. If such proposals are adopted and we are required to change the way we account for stock option, our operating results could be negatively impacted as a result of the additional expenses associated with stock options. Such a result would make the use of stock options less attractive to our company, which could adversely impact our ability to attract and retain qualified personnel. There can be no assurance that we will be successful in attracting and retaining the personnel we require to conduct and expand our operations successfully.

LOSS OF OUR SENIOR MANAGEMENT COULD HARM OUR BUSINESS IF WE ARE UNABLE TO HIRE SUITABLE REPLACEMENTS.

     Our success depends greatly on the efforts and abilities of key executives and consultants, including David McCarthy, our Chief Executive Officer, Claudio Guazzoni, our President, Pierre-Georges Roy, our Chief Legal Officer, and Jack Rapport, our Chief Financial Officer, the four of which constitute our Executive Committee, as well as the senior management of our independent operating companies and their professional staff. The loss of the services of any of these individuals could materially harm our business due to the cost and time that would be required to replace and train a successor. Such a loss would also divert management attention away form operational issues. We do not maintain key-man life insurance policies on the members of the Executive Committee, nor have any of the members of the Executive Committee entered into employment agreements with us.

OUR NETWORK AND SOFTWARE ARE VULNERABLE TO SECURITY BREACHES AND SIMILAR THREATS THAT COULD RESULT IN OUR BEING LIABLE FOR DAMAGES AND HARM OUR REPUTATION.

     Despite the implementation of network security measures, we are vulnerable to computer viruses, break-ins and similar disruptive problems caused by Internet users. This could result in our being liable for damages, and our reputation could suffer, thereby deterring potential customers from working with us. Security problems caused by third parties could lead to interruptions and delays or to the cessation of service to our customers. Furthermore, inappropriate use of the network by third parties could also jeopardize the security of confidential information stored in our computer systems and in those of our customers. We rely upon encryption and authentication technology purchased from third parties to provide the security and authentication necessary to effect secure transmission of confidential information. Although we intend to continue to implement industry-standard security measures, in the past third parties have occasionally circumvented some of these standards. Therefore, we cannot assure you that the measures we implement will not be circumvented. The costs and resources required to eliminate computer viruses and alleviate other security problems may result in interruptions, delays or cessation of service to our customers, which could hurt our business.

CLAIMS BY OTHERS THAT WE INFRINGE THEIR PROPRIETARY TECHNOLOGY OR SOLUTIONS COULD DIVERT OUR RESOURCES, RESULT IN UNEXPECTED LICENSE FEES AND HARM OUR BUSINESS.

      In the course of providing services to a customer, we may create custom solutions tailored to that customer's needs. In certain instances, we may assign those solutions to the customer, or otherwise enter into agreements not to utilize those solutions for other clients. These customers or other third parties could claim that our current or future solutions or technology infringe their proprietary rights. An infringement claim against us could be costly even if the claim is invalid, and could distract our management from the operation of our business. Furthermore, a judgment against us could require us to pay substantial damages and could prevent us from further selling or licensing some of our solutions. If we faced a claim relating to proprietary technology or information, we might seek to license technology or information, or develop our own, but we might not be able to do so. Our failure to obtain the necessary licenses or other rights or to develop non-infringing technology could prevent us from selling or licensing our solutions and could seriously harm our business.

IF THE SOLUTIONS WE PROVIDE CONTAIN ERRORS OR OUR DELIVERY DELAYED, OUR BUSINESS MAY SUFFER.

     We face possible claims and higher costs as a result of the complexity of our solutions, which may include the development of software applications, and the potential for undetected errors. Due to the importance of our solutions to our customers' operations, undetected errors are of particular concern. Computer software such as we may develop always contains undetected errors. Implementations of our solutions typically involve working with sophisticated software, computing and communications systems. If we experience difficulties with an implementation or do not meet project milestones in a timely manner, we could be obligated to devote more customer support, engineering and other resources to a particular project and to provide these services at reduced or no cost. If software we develop or solutions we deliver contain significant undetected errors or we fail to meet our customers' expectations or project milestones in a timely manner, we could experience loss of or delay in revenues, loss of customers, injury to our reputation, legal actions by customers against us, and increased service and warranty costs.

        Some domestic and international jurisdictions may not enforce provisions we seek to include in our customer contracts that are designed to limit our exposure to potential liability claims, such as disclaimers of warranties and limitations on liability for special, consequential and incidental damages, and to cap the amounts recoverable for damages to the amount paid to us by the customer for the product or service giving rise to damages. We may encounter product or service liability claims in the future in excess of such limitations, and any such liability claims, whether or not successful, brought against us could divert the attention of management and key personnel, could be expensive to defend and may result in adverse settlements and judgments.


                                 USE OF PROCEEDS


     If all the notes are sold, with original or aggregate maturities of two years or more, we would expect to receive approximately $[_________] of net proceeds from this offering after deducting the selling agent's commissions and estimated offering expenses payable by us. We expect to use the funds to retire three long term notes issued by certain of our operating subsidiaries, the aggregate principal amount of which totaled approximately $6,075,000 at September 30, 2004. All of these notes were used to finance acquisitions. Two of the notes are held by Bruno Guazzoni, the uncle of our President, Claudio Guazzoni, and the owner of approximately 23.6% of our outstanding common stock. These notes have principal amounts of $1,500,000 and $3,075,000, bear interest at an annual rate of 11% and mature on January 1, 2006. The third note has a principal amount of $1,500,000, and is held by Emral Holdings. The note bears interest at an annual rate of 15% and matures on January 2, 2007. Proceeds from the offering may also be used to acquire additional operating companies, to invest in the organic growth of our existing subsidiaries or to supplement working capital. The indenture does not require us to use the proceeds from the sale of the notes for any particular purpose.


                            DESCRIPTION OF THE NOTES


     GENERAL. The notes we are offering will represent subordinated, unsecured debt obligations of Zanett, Inc. We will issue the notes under an indenture dated [ ], 2004 between us and U.S. Bank National Association, as trustee. The terms and conditions of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. The following is a summary of the material provisions of the indenture. For a complete understanding of the notes, you should review the definitive terms and conditions contained in the indenture, which include definitions of certain terms used below. A copy of the indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part and is available from us at no charge upon request.

     The notes will be subordinated in right of payment to the prior payment in full of all our secured, unsecured, senior and subordinate debt, and other financial obligations, including contingent or deferred payment obligations incurred in connection with acquisitions, whether outstanding on the date of the indenture or incurred following the date of the indenture. Subject to limited restrictions contained in the indenture discussed below, there is no limit under the indenture on the amount of additional debt we may incur. See " - Subordination" below.


     The notes are not secured by any collateral or lien and we are not required to establish or maintain a sinking fund to provide for payments on the notes. See " - No Security; No Sinking Fund" below. In addition, the notes are not bank certificates of deposit and are not insured by the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation or any other agency or company.


     You may select the amount (subject to a minimum principal amount of $1,000) and term (ranging from 3 months to 10 years) of the notes you would like to purchase when you subscribe; however, depending upon our capital requirements, we may not always offer notes with the requested terms. See " - Denomination" and " - Term" below.


     We will determine the rate at which we will pay you interest on the notes at the time of subscription and the rate will be fixed for the term of your note. Currently available rates will be set forth in interest rate supplements to this prospectus. The interest rate will vary based on the term to maturity of the note you purchase and the total principal amount of all notes owned by you and your immediate family. We may change the interest rates at which we are offering new or renewed notes based on market conditions, the demand for notes and other factors. See " - Interest Rate" below.


     Upon acceptance of your subscription to purchase notes, our servicing agent will create an account in a book-entry registration and transfer system for you, and credit the principal amount of your subscription to your account. Our servicing agent will send you a purchase confirmation that will indicate our acceptance of your subscription. You will have five business days from the postmark date of your purchase confirmation to rescind your subscription. If your subscription is rejected by us or our servicing agent, or if you rescind your subscription during the rescission period, all funds deposited will be promptly returned to you without any interest. See " - Book-Entry Registration and Transfer" and " - Rescission Right" below. Investors whose subscriptions for notes have been accepted and anyone who subsequently acquires notes in a qualified transfer are referred to as "holders" or "registered holders" in this prospectus and in the indenture.


     We may modify or supplement the terms of the notes described in this prospectus from time to time in a supplement to the indenture and a supplement to this prospectus. Except as set forth under " - Amendment, Supplement And Waiver" below, any modification or amendment will not affect notes outstanding at the time of such modification or amendment.


     DENOMINATION. You may purchase notes in the minimum principal amount of $1,000 or any amount in excess of $1,000. You will determine the original principal amount of each note you purchase when you subscribe. You may not cumulate purchases of multiple notes with principal amounts less than $1,000 to satisfy the minimum denomination requirement.


     TERM. We may offer notes with the following terms to maturity:


                         o   three months      o   three years
                         o   six months        o   four years
                         o   one year          o   five years
                         o   two years         o   ten years

     You will select the term of each note you purchase when you subscribe. You may purchase multiple notes with different terms by filling in investment amounts for more than one term on your subscription agreement. However, we may not always sell notes with all of the above terms.


     INTEREST RATE. The rate of interest we will offer to pay you on notes at any particular time will vary based upon market conditions, and will be determined by the length of the term of the notes, the total principal amount of all notes owned by you and your immediate family, our capital requirements and other factors described below. The interest rate on a particular note will be determined at the time of subscription or renewal, and then remain fixed for the original or renewal term of the note. We will establish and may change the interest rates payable for notes of various terms and at various investment levels in an interest rate supplement to this prospectus.


     The notes will earn incrementally higher interest rates when, at the time they are purchased or renewed, the aggregate principal amount of the note portfolios of the holder and the holder's immediate family is at least $25,000, $50,000, $75,000 or $100,000. The interest rates payable at each level of investment will be set forth in an interest rate supplement to this prospectus. Immediate family members include parents, children, siblings, grandparents, and grandchildren. Members of sibling families are also considered immediate family members if the holder's sibling is also a note holder. An investor must identify his or her immediate family members in the subscription agreement in order to use their notes to determine the interest rate for such investor's notes.


     Interest rates we offer on the notes may vary based on numerous factors in addition to length of the term and aggregate principal amount. These factors may include, but are not limited to:

    o   the desire to attract new investors;

    o   whether the notes exceed certain principal amounts;

    o   whether the notes are being renewed by existing holders; and

    o whether the notes are beneficially owned by persons residing in particular geographic localities.

     COMPUTATION OF INTEREST. We will compute interest on notes on the basis of an actual calendar year. Interest will compound daily and accrue from the date of purchase. The date of purchase will be the date we receive and accept funds if the funds are received prior to 12:01 p.m. central time on a business day, or the next business day if the funds are received on a non-business day or at or after 12:01 p.m. central time on a business day. Our business days are Monday through Friday, except for legal holidays in the State of Minnesota and the State of New York.


     INTEREST PAYMENT DATES. Holders of notes may elect at the time a subscription agreement is completed to have interest paid either monthly, quarterly, semiannually, annually or at maturity. If you choose to have interest paid monthly, you may elect the day of the month on which interest will be paid, subject to our approval. For all other payment periods, interest will be paid on the same day of the month as the purchase date of your note. You will not earn interest on any rescinded note. See "--Rescission Right" below for additional information on your right to rescind your investment.


     The period or day of interest payment for each note may be changed one time only by the holder during the term of the note, subject to our approval. Requests to change the election must be made in writing to our servicing agent and will be effective no later than the first business day following the 45th day after the election change request is received. No specific change in election form is required and there is no charge to change the election once during the term of a note. Any interest not paid on an interest payment date will be paid at maturity.


     PLACE AND METHOD OF PAYMENT. We will pay principal and interest on the notes by direct deposit to the account you specify in your subscription documents. We will not accept subscription agreements from investors who are unwilling to receive their interest payments via direct deposit. If the foregoing payment method is not available, principal and interest on the notes will be payable at our principal executive office or at such other place as we may designate for payment purposes.

     SERVICING AGENT. We have engaged Sumner Harrington Ltd., the investment banking firm that is helping us sell the notes, to act as our servicing agent for the notes. Sumner Harrington Ltd.'s responsibilities as servicing agent will involve the performance of certain administrative and customer service functions for the notes that we are responsible for performing as the issuer of the notes. For example, as our servicing agent, Sumner Harrington Ltd. will serve as our registrar and transfer agent and will manage all aspects of the customer service function for the notes, including handling all phone inquiries, mailing investment kits, meeting with investors, processing subscription agreements, issuing quarterly investor statements and redeeming and repurchasing notes. In addition, as servicing agent, Sumner Harrington Ltd. will provide us with monthly reports and analysis regarding the status of the notes, the marketing efforts and the amount of notes that remain available for purchase and also will have the ability to exercise certain limited discretion with respect to waiving early repurchase penalties, changing interest payment dates and rejecting subscription agreements. Other duties of Sumner Harrington Ltd. as our servicing agent under the distribution and management agreement are described throughout this section and under "Plan of Distribution."


     As compensation for its services as servicing agent, we will pay Sumner Harrington Ltd. an annual portfolio management fee equal to 0.25% of the weighted average daily principal balance of the notes so long as Sumner Harrington Ltd. is engaged as our servicing agent, subject to certain maximum payment provisions set forth below in "Plan of Distribution." The ongoing fee will be paid monthly. The distribution and management agreement may be terminated by either party by prior notice. Sumner Harrington Ltd.'s duties and compensation as selling agent under the same agreement are described under "Plan of Distribution."


     You may contact our servicing agent with any questions about the notes at the following address and telephone number:

        Sumner Harrington Ltd.
        11100 Wayzata Boulevard, Suite 170
        Minneapolis, MN 55305
        Telephone: (800) 234-5777
        Fax: (952) 546-5585

     BOOK-ENTRY REGISTRATION AND TRANSFER. The notes are issued in book entry form, which means that no physical note is created. Evidence of your ownership is provided by written confirmation. Except under limited circumstances described below, holders will not receive or be entitled to receive any physical delivery of a certificated security or negotiable instrument that evidences their notes. The issuance and transfer of notes will be accomplished exclusively through the crediting and debiting of the appropriate accounts in our book-entry registration and transfer system. Our servicing agent will maintain the book-entry system.


     The holders of the accounts established upon the purchase or transfer of notes will be deemed to be the owners of the notes under the indenture. The holder of the notes must rely upon the procedures established by the trustee to exercise any rights of a holder of notes under the indenture. Our servicing agent will regularly provide the trustee with information regarding the establishment of new accounts and the transfer of existing accounts.


     Our servicing agent will also regularly provide the trustee with information regarding the total amount of any principal and/or interest due to holders with regard to the notes on any interest payment date or upon redemption.


     On each interest payment date, the servicing agent will credit interest due on each account and direct payments to the holders. The servicing agent will determine the interest payments to be made to the book-entry accounts and maintain, supervise and review any records relating to book-entry beneficial interests in the notes.

     Book-entry notations in the accounts evidencing ownership of the notes are exchangeable for actual notes in principal denominations of $1,000 and any amount in excess of $1,000 and fully registered in those names as we direct only if:

    o we, at our option, advise the trustee in writing of our election to terminate the book-entry system, or

    o after the occurrence of an event of default under the indenture, holders of more than 50% of the aggregate outstanding principal amount of the notes advise the trustee in writing that the continuation of a book-entry system is no longer in the best interests of the holders of notes and the trustee notifies all registered holders of the occurrence of any such event and the availability of certificated securities that evidence the notes.

Subject to the exceptions described above, the book-entry interests in these securities will not be exchangeable for fully registered certificated notes.


    RESCISSION RIGHT. A purchaser of notes has the right to rescind his or her investment, without penalty, upon written request to our servicing agent within five business days from the postmark date of the purchase confirmation (but not upon transfer or automatic renewal of a note). You will not earn interest on any rescinded note. We will promptly return any funds sent with a subscription agreement that is properly rescinded. A written request for rescission, if personally delivered or delivered via electronic transmission, must be received by our servicing agent on or prior to the fifth business day following the mailing of written confirmation by us of the acceptance of your subscription. If mailed, the written request for rescission must be postmarked on or before the fifth business day following the mailing of such written confirmation by us.

     In addition, if your subscription agreement is accepted by our servicing agent at a time when we have determined that a post-effective amendment to the registration statement of which this prospectus is a part must be filed with the Securities and Exchange Commission, but such post-effective amendment has not yet been declared effective, our servicing agent will send to you at your registered address a notice and a copy of the post-effective amendment once it has been declared effective. You will have the right to rescind your investment upon written request to our servicing agent within five business days from the postmark date of the notice that the post-effective amendment has been declared effective. We will promptly return any funds sent with a subscription agreement that is properly rescinded without penalty, although any interest previously paid on the notes being rescinded will be deducted from the funds returned to you upon rescission. A written request for rescission, if personally delivered or delivered via electronic transmission, must be received by our servicing agent on or prior to the fifth business day following the mailing of the notice that the post-effective amendment has been declared effective. If mailed, the written request for rescission must be postmarked on or before the fifth business day following the mailing of such notice.

    The limitations on the amount of notes that can be redeemed early in a single calendar quarter described under "- Redemption or Repurchase Prior to Stated Maturity" below do not affect your rescission rights.

     RIGHT TO REJECT SUBSCRIPTIONS. Our servicing agent may reject any subscription for notes in its sole discretion. If a subscription for notes is rejected, we will promptly return any funds sent with that subscription, without interest.


     RENEWAL OR REDEMPTION ON MATURITY. Approximately 15, but not less than 10 days prior to maturity of your note, our servicing agent will send you a notice at your registered address indicating that your note is about to mature and whether we will allow automatic renewal of your note. If we allow you to renew your note, our servicing agent will also send to you a current interest rate supplement and a current prospectus or prospectus supplement if the prospectus has changed since the delivery of this prospectus in connection with your original subscription or any prior renewal. The interest rate supplement will set forth the interest rates then in effect. The notice will recommend that you review the prospectus and any prospectus supplement, along with the interest rate supplement, prior to exercising one of the below options. If we do not send you a new prospectus, a new prospectus will be sent to you upon request. Unless the election period is extended as described below, you will have until 15 days after the maturity date to exercise one of the following options:

    o You can do nothing, in which case your note will automatically renew for a new term equal to the original term at the interest rate in effect at the time of renewal. If your note pays interest only at maturity, all accrued interest will be added to the principal amount of your note upon renewal. For notes with other payment options, interest will be paid on the renewed note on the same schedule as the original note.

    o You can elect repayment of your note, in which case the principal amount will be repaid in full along with any accrued but unpaid interest. If you choose this option, your note will not earn interest on or after the maturity date.

    o You can elect repayment of your note and use all or part of the proceeds to purchase a new note with a different term or principal amount. To exercise this option, you will need to complete a subscription agreement for the new note and mail it along with your request to our servicing agent. The issue date of the new note will be the maturity date of the old note. Any proceeds from the old note that are not applied to the new note will be sent to you.

    o If your note pays interest only at maturity, you can receive the accrued interest that you have earned during the note term just ended while allowing the principal amount of your note to roll over and renew for the same term at the interest rate then in effect. To exercise this option, you will need to call, fax or send a written request to our servicing agent.

     The foregoing options will be available to holders until termination or redemption under the indenture and the notes by either the holder or us. Interest will accrue from the first day of each renewed term. Each renewed note will retain all its original provisions, including provisions relating to payment, except that the interest rate payable during any renewal term will be the interest rate that is being offered at that time to other holders with similar aggregate note portfolios for notes of the same term as set forth in the interest rate supplement delivered with the maturity notice. If similar notes are not then being offered, the interest rate upon renewal will be the rate specified by us on or before the maturity date, or the rate of the existing note if no such rate is specified.


     If we notify the holder of our intention to repay a note at maturity, we will pay the holder the principal amount and any accrued but unpaid interest on the stated maturity date. Similarly, if, within 15 days after a note's stated maturity date (or during any applicable extension of the 15 day period, as described below), the holder requests repayment with respect to a note, we will pay the holder the principal amount of the note plus accrued but unpaid interest up to, but not including, the note's stated maturity date. In the event that a holder's regularly scheduled interest payment date falls after the maturity date of the note but before the date on which the holder requests repayment, the holder may receive interest payments that include interest for periods after the maturity date of the note. If this occurs, the excess interest will be deducted from our final payment of the principal amount of the note to the holder. We will initiate payment to any holder timely requesting repayment by the later of the maturity date or five business days after the date on which we receive such notice from the holder. Because payment is made by ACH transfer, funds may not be received in the holder's account for 2 to 3 business days. Requests for repayment should be made to our servicing agent in writing.


     We will be required from time to time to file post-effective amendments to the registration statement of which this prospectus is a part to update the information it contains. If you would otherwise be required to elect to have your notes renewed or repaid following their stated maturity at a time when we have determined that a post-effective amendment must be filed with the Securities and Exchange Commission, but such post-effective amendment has not yet been declared effective, the period during which you can elect renewal or repayment will be automatically extended until ten days following the postmark date of a notice that will be sent to you at your registered address by the servicing agent that the post-effective amendment has been declared effective. In the event that a holder's regularly scheduled interest payment date falls after the maturity date of the note but before the date on which the holder requests repayment, the holder may receive an interest payment that includes interest for periods after the maturity date of the note. If this occurs, the excess interest will be deducted from our final payment of the principal amount of the note to the holder. All other provisions relating to the renewal or redemption of notes upon their stated maturity described above shall remain unchanged.

     REDEMPTION OR REPURCHASE PRIOR TO STATED MATURITY. The notes may be redeemed prior to stated maturity only as set forth in the indenture and described below. The holder has no right to require us to prepay or repurchase any note prior to its maturity date as originally stated or as it may be extended, except as indicated in the indenture and described below.

      Redemption By Us. We have the right to redeem any note at any time prior to its stated maturity upon 30 days written notice to the holder of the note. The holder of the note being redeemed will be paid a redemption price equal to the outstanding principal amount thereof plus but accrued and unpaid interest up to but not including the date of redemption without any penalty or premium. We may use any criteria we choose to determine which notes we will redeem if we choose to do so. We are not required to redeem notes on a pro rata basis.

      Repurchase Election Upon Death Or Total Permanent Disability. Notes may be repurchased prior to maturity, in whole and not in part, at the election of a holder who is a natural person (including notes held in an individual retirement account), by giving us written notice within 45 days following the holder's total permanent disability, as established to our satisfaction, or at the election of the holder's estate, by giving written notice within 45 days following his or her death. Subject to the limitations described below, we will repurchase the notes within 10 days after the later to occur of the request for repurchase or the establishment to our satisfaction of the holder's death or total permanent disability. The repurchase price, in the event of such a death or total permanent disability, will be the principal amount of the notes, plus interest accrued and not previously paid up to but not including the date of repurchase. If spouses are joint registered holders of a note, the right to elect to have us repurchase will apply when either registered holder dies or suffers a total permanent disability. If the note is held jointly by two or more persons who are not legally married, none of these persons will have the right to request that we repurchase the notes unless all joint holders have either died or suffered a total permanent disability. If the note is held by a person who is not a natural person such as a trust, partnership, corporation or other similar entity, the right to request repurchase upon death or total permanent disability does not apply.

      Repurchase At Request of Holder. In addition to the right to elect repurchase upon death or total permanent disability, a holder may request that we repurchase one or more of the holders' notes prior to maturity, in whole and not in part, at any time by giving us written notice. Subject to approval, at our sole discretion, and the limitations described below, we will repurchase the holder's note(s) specified in the notice within 10 days of receipt of the notice. The repurchase price, in the event we elect to repurchase the notes, will be the principal amount of the note, plus interest accrued and not previously paid (up to but not including the date of repurchase), minus a repurchase penalty. The early repurchase penalty for a note with a three month maturity is the interest accrued on such note up to the date of repurchase, not to exceed three months of simple interest at the existing rate. The early repurchase penalty for a note with a maturity of six months or longer is the interest accrued on such note up to the date of repurchase, not to exceed six months of simple interest at the existing rate. The penalty for early repurchase may be waived or reduced at the limited discretion of our servicing agent.

      Limitations on Requirements to Repurchase. Our obligation to repurchase notes prior to maturity for any reason will be subject to a calendar quarter limit equal to the greater of $1 million of aggregate principal amount for all holders or 2% of the total principal amount of all notes outstanding at the end of the previous calendar quarter. This limit includes any notes we repurchase upon death or total permanent disability of the holder and any notes that we repurchase pursuant to the holders' right to elect repurchase. Repurchase requests will be honored in the order in which they are received, to the extent possible, and any repurchase request not honored in a calendar quarter will be honored in the next calendar quarter, to the extent possible, since repurchases in the next calendar quarter are also subject to the same calendar quarter limitation. For purposes of determining the order in which repurchase requests are received, a repurchase request will be deemed made on the later of the date on which it is received by us or, if applicable, the date on which the death or total permanent disability is established to our reasonable satisfaction.

      Modifications to Repurchase Policy. We may modify the policies on repurchase in the future. No modification will affect the right of repurchase applicable to any note outstanding at the time of any such modification.

     TRANSFERS. The notes are not negotiable debt instruments and, subject to certain exceptions, will be issued only in book-entry form. The purchase confirmation issued upon our acceptance of a subscription is not a certificated security or negotiable instrument, and no rights of record ownership can be transferred without our prior written consent. Ownership of notes may be transferred on our register only as follows:

    o The holder must deliver written notice requesting a transfer to our servicing agent signed by the holder(s) or such holder's duly authorized representative on a form to be supplied by our servicing agent.

    o   We must provide our written consent to the proposed transfer.

    o We or our servicing agent may require a legal opinion from counsel satisfactory to the servicing agent that the proposed transfer will not violate any applicable securities laws.

    o We or our servicing agent may require a signature guarantee in connection with such transfer.

     Upon transfer of a note, our servicing agent will provide the new holder of the note with a purchase confirmation that will evidence the transfer of the account on our records. We or our servicing agent may charge a reasonable service charge in connection with the transfer of any note.

     QUARTERLY STATEMENTS. Our servicing agent will provide holders of the notes with quarterly statements, which will indicate, among other things, the account balance at the end of the quarter, interest credited, redemptions or repurchases made, if any, and the interest rate paid during the quarter. These statements will be mailed not later than the 10th business day following the end of each calendar quarter. Our servicing agent may charge such holders a reasonable fee to cover the charges incurred in providing such information.

     SUBORDINATION. The indebtedness evidenced by the notes, and any interest thereon, is subordinated in right of payment to all of our senior debt. "Senior debt" means all of our secured, unsecured, senior or subordinate indebtedness, as well as other financial obligations of the company, whether outstanding on the date of this prospectus or incurred after the date of this prospectus, whether such indebtedness is or is not specifically designated as being senior debt in its defining instruments, other than the existing notes and future offerings of additional renewable unsecured subordinated notes which will rank equally with the notes. Any documents, agreements or instruments evidencing or relating to any senior debt may be amended, restated, supplemented and/or renewed from time to time without requiring any notice to or consent of any holder of notes or any person or entity acting on behalf of any such holder or the trustee.

     The indenture does not prevent holders of senior debt from disposing of, or exercising any other rights with respect to, any or all of the collateral securing the senior debt. As of September 30, 2004, we had approximately $6.6 million of outstanding debt senior to the notes. Subsequent to that date, we repaid $0.5 million and we intend to retire the remaining $6.1 million with the proceeds of the offering. In addition, we recently entered into a $5.0 million revolving credit facility with Fifth Third Bank. We and our subsidiaries have granted Fifth Third Bank a continuing security interest in all assets that we currently hold or subsequently acquire to secure our obligations under the credit facility. As of November 15, 2004, we had approximately $1.4 million of debt outstanding under the credit facility. Our obligation to repay all amounts drawn under the credit facility will rank senior to your notes.

     In addition, we have in the past, and expect in the future, to enter into contingent or deferred cash payment arrangements in connection with acquisitions. Our obligations under these types of arrangements may continue for several years following an acquisition, and will rank senior to your notes. As of November 15, 2004, our aggregate deferred or contingent cash payment obligations in connection with completed acquisitions totaled approximately $2.9 million.

    The terms of the notes or the indenture do not impose any limitation on the amount of senior debt or other indebtedness we may incur, although our existing senior debt agreements may restrict us from incurring new senior debt. See "Risk Factors - Risk Factors Relating to the Notes - You Lack Priority in Payment on the Notes."

     The notes are not guaranteed by any of our subsidiaries. Accordingly, in the event of a liquidation or dissolution of one of our subsidiaries, creditors of that subsidiary will be paid in full, or provision for such payment will be made, from the assets of that subsidiary prior to distributing any remaining assets to us as a shareholder of that subsidiary. Therefore, in the event of liquidation or dissolution of a subsidiary, no assets of that subsidiary may be used to make payment to the holders of the notes until the creditors of that subsidiary are paid in full from the assets of that subsidiary.

     In the event of any liquidation, dissolution or any other winding up of us, or of any receivership, insolvency, bankruptcy, readjustment, reorganization or similar proceeding under the U.S. Bankruptcy Code or any other applicable federal or state law relating to bankruptcy or insolvency, or during the continuation of any event of default on the senior debt, no payment may be made on the notes until all senior debt has been paid in full or provision for such payment has been made to the satisfaction of the senior debt holders. If any of the above events occurs, holders of senior debt may also submit claims on behalf of holders of the notes and retain the proceeds for their own benefit until they have been fully paid, and any excess will be turned over to the holders of the notes. If any distribution is nonetheless made to holders of the notes, the money or property distributed to them must be paid over to the holders of the senior debt to the extent necessary to pay senior debt in full.

    We will not make any payment, direct or indirect (whether for interest, principal, as a result of any redemption or repurchase, at maturity, on default, or otherwise), on the notes and any other indebtedness being subordinated to the payment of the notes, and neither the holders of the notes nor the trustee will have the right, directly or indirectly, to sue on or to enforce the indenture or the notes, if a default or event of default under any senior debt has occurred and is continuing, or if any default or event of default under any senior debt would result from such payment, in each case unless and until:

    o all defaults and events of default have been cured or waived or have ceased to exist and would not result from any payment on the notes; or

    o the end of the period commencing on the date the trustee receives written notice of default from a holder of the senior debt and ending on the earlier of:

        -- the trustee's receipt of a valid waiver of default from the holder of senior debt; or

        -- the trustee's receipt of a written notice from the holder of senior debt terminating the payment blockage period.

Provided, however, that if any of the blockage events described above has occurred and 179 days have passed since the trustee's receipt of the notice of default without the occurrence of the cure, waiver or termination of all blockage periods described above, the trustee may thereafter sue on and enforce the indenture and the notes as long as any funds paid as a result of any such suit or enforcement action shall be paid toward the senior debt until it is indefeasibly paid in full before being applied to the notes.

NO SECURITY; NO SINKING FUND. The notes are unsecured, which means that none of our tangible or intangible assets or property, nor any of the assets or property of any of our subsidiaries, has been set aside or reserved to make payment to the holders of the notes in the event that we default on our obligations to the holders. In addition, we will not contribute funds to any separate account, commonly known as a sinking fund, to repay principal or interest due on the notes upon maturity or default. See "Risk Factors - Risk Factors Relating to the Notes - The Notes will have No Sinking Fund, Security, Insurance or Guarantee."

     RESTRICTIVE COVENANTS. The indenture contains certain limited restricted covenants that require us to maintain certain financial standards and restrict us from certain actions as set forth below.

     The indenture provides that, so long as the notes are outstanding:

    o   we will maintain a positive net worth; and

    o we will not declare or pay any dividends or other payments of cash or other property to our stockholders (other than a dividend paid in shares of our capital stock on a pro rata basis to all our stockholders) unless no default and no event of default with respect to the notes exists or would exist immediately following the declaration or payment of the dividend or other payment.

     See "Risk Factors - Risk Factors Relating to the Notes - You Will Have Only Limited Protection Under the Indenture."

     CONSOLIDATION, MERGER OR SALE. The indenture generally permits a consolidation or merger between us and another entity. It also permits the sale or transfer by us of all or substantially all of our property and assets. These transactions are permitted if:

    o the resulting or acquiring entity, if other than us, is a United States corporation, limited liability company or limited partnership and assumes all of our responsibilities and liabilities under the indenture, including the payment of all amounts due on the notes and performance of the covenants in the indenture; and

    o immediately after the transaction, and giving effect to the transaction, no event of default under the indenture exists.

     If we consolidate or merge with or into any other entity or sell or lease all or substantially all of our assets, according to the terms and conditions of the indenture, the resulting or acquiring entity will be substituted for us in the indenture with the same effect as if it had been an original party to the indenture. As a result, the successor entity may exercise our rights and powers under the indenture, in our name and we will be released from all our liabilities and obligations under the indenture and under the notes.


     EVENTS OF DEFAULT. The indenture provides that each of the following constitutes an event of default:

    o failure to pay interest on a note within 30 days after the due date for such payment (whether or not prohibited by the subordination provisions of the indenture);

    o failure to pay principal on a note within 10 days after the due date for such payment (whether or not prohibited by the subordination provisions of the indenture);

    o our failure to observe or perform any material covenant, condition or agreement or our breach of any material representation or warranty, but only after we have been given notice of such failure or breach and such failure or breach is not cured within 30 days after our receipt of notice;

    o defaults in certain of our other financial obligations that are not cured within 30 days; and

    o   certain events of bankruptcy or insolvency with respect to us.

     If any event of default occurs and is continuing (other than an event of default involving certain events of bankruptcy or insolvency with respect to
us), the trustee or the holders of at least a majority in principal amount of the then outstanding notes may by notice to us declare the unpaid principal of and any accrued interest on the notes to be due and payable immediately. So long as any senior debt is outstanding, however, and a payment blockage on the notes is in effect, a declaration of this kind will not be effective, and neither the trustee nor the holders of notes may enforce the indenture or the notes, except as otherwise set forth above in "- Subordination". In the event senior debt is outstanding and no payment blockage on the notes is in effect, a declaration of this kind will not become effective until the earlier of:

    o the day which is five business days after the receipt by us and the holders of senior debt of such written notice of acceleration; or

    o   the date of acceleration of any senior debt.

In the case of an event of default arising from certain events of bankruptcy or insolvency, with respect to us, all outstanding notes will become due and payable without further action or notice.

     Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing default or event of default (except a default or event of default relating to the payment of principal or interest) if the trustee in good faith determines that withholding notice would have no material adverse effect on the holders.

     The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may, on behalf of the holders of all of the notes, waive any existing default or event of default and its consequences under the indenture, except:

    o a continuing default or event of default in the payment of interest on, or the principal of, a note held by a non-consenting holder; or

    o   a waiver that would conflict with any judgment or decree.

     We are required to deliver to the trustee within 120 days of the end of our fiscal year a certificate regarding compliance with the indenture, and we are required, upon becoming aware of any default or event of default, to deliver to the trustee a certificate specifying such default or event of default and what action we are taking or propose to take with respect to the default or event of default.

     AMENDMENT, SUPPLEMENT AND WAIVER. Except as provided in this prospectus or the indenture, the terms of the indenture or the notes then outstanding may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding, and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes.

     Notwithstanding the foregoing, an amendment or waiver will not be effective with respect to the notes held by a holder who has not consented if it has any of the following consequences:

    o reduces the aggregate principal amount of notes whose holders must consent to an amendment, supplement or waiver;

    o reduces the principal of or changes the fixed maturity of any note or alters the repurchase or redemption provisions or the price at which we shall offer to repurchase or redeem the note;

    o reduces the rate of or changes the time for payment of interest, including default interest, on any note;

    o waives a default or event of default in the payment of principal or interest on the notes, except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration;

    o makes any note payable in money other than that stated in this prospectus;

    o makes any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of or interest on the notes;

    o makes any change to the subordination provisions of the indenture that has a material adverse effect on holders of notes;

    o modifies or eliminates the right of the estate of a holder or a holder to cause us to repurchase a note upon the death or total permanent disability of a holder; or

    o   makes any change in the foregoing amendment and waiver provisions.

     Notwithstanding the foregoing, without the consent of any holder of the notes, we and the trustee may amend or supplement the indenture or the notes:

    o   to cure any ambiguity, defect or inconsistency;

    o to provide for assumption of our obligations to holders of the notes in the case of a merger, consolidation or sale of all or substantially all of our assets;

    o   to provide for additional uncertificated or certificated notes;

    o to make any change that does not adversely affect the legal rights under the indenture of any such holder, including but not limited to an increase in the aggregate dollar amount of notes which may be outstanding under the indenture;

    o to modify our policy regarding repurchases elected by a holder of notes prior to maturity and our policy regarding repurchase of the notes prior to maturity upon the death or total permanent disability of any holder of the notes, but such modifications shall not materially adversely affect any then outstanding notes; or

    o to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

     THE TRUSTEE. U.S. Bank National Association has agreed to be the trustee under the indenture. The indenture contains certain limitations on the rights of the trustee, should it become one of our creditors, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any claim as security or otherwise. The trustee will be permitted to engage in other transactions with us.

     Subject to certain exceptions, the holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. The indenture provides that in case an event of default specified in the indenture shall occur and not be cured, the trustee will be required, in the exercise of its power, to use the degree of care of a reasonable person in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless the holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

     RESIGNATION OR REMOVAL OF THE TRUSTEE. The trustee may resign at any time, or may be removed by the holders of a majority of the aggregate principal amount of the outstanding notes. In addition, upon the occurrence of contingencies relating generally to the insolvency of the trustee or the trustee's ineligibility to serve as trustee under the Trust Indenture Act of 1939, as amended, we may remove the trustee. However, no resignation or removal of the trustee may become effective until a successor trustee has accepted the appointment as provided in the indenture.

     REPORTS TO TRUSTEE. Our servicing agent will provide the trustee with quarterly reports containing any information reasonably requested by the trustee. These quarterly reports will include information on each note outstanding during the preceding quarter, including outstanding principal balance, interest credited and paid, transfers made, any redemption or repurchase and interest rate paid.

     NO PERSONAL LIABILITY OF OUR OR OUR SERVICING AGENT'S DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS. No director, officer, employee, incorporator or stockholder of ours or our servicing agent, will have any liability for any of our obligations under the notes, the indenture or for any claim based on, in respect to, or by reason of, these obligations or their creation. Each holder of the notes waives and releases these persons from any liability, including any liability arising under applicable securities laws. The waiver and release are part of the consideration for issuance of the notes. We have been advised that the waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

     SERVICE CHARGES. We and our servicing agent may assess service charges for changing the registration of any note to reflect a change in name of the holder, multiple changes in interest payment dates or transfers (whether by operation of law or otherwise) of a note by the holder to another person.

     ADDITIONAL SECURITIES. We may offer additional classes of securities with terms and conditions different from the notes currently being offered in this prospectus. We will amend or supplement this prospectus if and when we decide to offer to the public any additional class of security under this prospectus. If we sell the entire principal amount of notes offered in this prospectus, we may register and sell additional notes by amending this prospectus, but we are under no obligation to do so.

     VARIATIONS BY STATE. We may offer different securities and vary the terms and conditions of the offer (including, but not limited to, different interest rates and service charges for all notes) depending upon the state where the purchaser resides.

     INTEREST WITHHOLDING. We will withhold 28% (which rate is scheduled to increase to 31% for payments made after December 31, 2010) of any interest paid to any investor who has not provided us with a social security number, employer identification number, or other satisfactory equivalent in the subscription agreement (or another document) or where the Internal Revenue Service has notified us that backup withholding is otherwise required. See "Material Federal Income Tax Consequences - Reporting and Backup Withholding."

     LIQUIDITY. There is not currently a trading market for the notes, and we do not expect that a trading market for the notes will develop.

     SATISFACTION AND DISCHARGE OF INDENTURE. The indenture shall cease to be of further effect upon the payment in full of all of the outstanding notes and the delivery of an officer's certificate to the trustee stating that we do not intend to issue additional notes under the indenture or, with certain limitations, upon deposit with the trustee of funds sufficient for the payment in full of all of the outstanding notes.

     REPORTS. We currently publish annual reports containing financial statements and quarterly reports containing financial information for the first three quarters of each fiscal year. We will send copies of these reports, at no charge, to any holder of notes who requests them in writing.

                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The following discussion is our counsel's opinion of the material federal income tax consequences relating to the purchase of the notes from us and ownership and disposition of the notes. The discussion is based upon the current provisions of the Internal Revenue Code of 1986, as amended, regulations issued under the Internal Revenue Code and judicial or ruling authority, all of which are subject to change that may be applied retroactively. The discussion does not deal with note owners other than original purchasers from us. The discussion assumes that the notes are held as capital assets and does not discuss the federal income tax consequences applicable to all categories of investors, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, persons that will hold notes as a position in a hedging, straddle or conversion transactions, or persons that have a functional currency other than the U.S. dollar, some of which may be subject to special rules. If a partnership holds notes, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. You should consult your own tax advisor to determine the specific federal, state, local and any other tax consequences applicable to you relating to your purchase, ownership and disposition of the notes.

INTEREST INCOME ON THE NOTES

     Subject to the discussion below applicable to "non-U.S. holders," interest paid on the notes will generally be taxable to you as ordinary income as the income is paid if you are a cash method taxpayer or as the income accrues if you are an accrual method taxpayer.

     There are, however, some situations in which a cash basis holder of a note having a term of more than one year will have taxable interest income with respect to a note before any cash payment is received with respect to the note. If you report income on the cash method and you hold a note with a term longer than one year that pays interest only at maturity, you generally will be required to include original issue discount or "OID" accrued during the original term (without regard to renewals) as ordinary gross income as the OID accrues. OID accrues under a constant yield method, under which you generally would be required to include in income increasingly greater amounts of OID in successive accrual periods.

TREATMENT OF DISPOSITIONS OF NOTES

     Upon the sale, exchange, retirement or other taxable disposition of a note, you will recognize gain or loss in an amount equal to the difference between the amount realized on the disposition and your adjusted tax basis in the note. Your adjusted tax basis of a note generally will equal your original cost for the note, increased by any accrued but unpaid interest you previously included in income with respect to the note and reduced by any principal payments you previously received with respect to the note. Any gain or loss will be capital gain or loss, except for gain representing accrued interest not previously included in your income. The capital gain or loss will be short-term or long-term capital gain or loss, depending on whether you have owned the note for more than one year or for one year or less.

NON-U.S. HOLDERS

     Generally, if you are a nonresident alien individual or a non-U.S. corporation and do not hold the note in connection with a United States trade or business, interest paid and OID accrued on the notes will be treated as "portfolio interest" and therefore will be exempt from United States federal income tax. In that case, you will be entitled to receive interest payments on the notes free of United States federal income tax provided that you periodically provide us with a statement on applicable IRS forms certifying under penalty of perjury that you are not a United States person and provide your name and address. In addition, in that case you will not be subject to United States federal income tax on gain from the disposition of a note unless you are an individual who is present in the United States for 183 days or more during the taxable year in which the disposition takes place and certain other requirements are met.

     Interest paid and accrued OID paid to a non-U.S. person are not subject to U.S. withholding tax if the income is effectively connected with a United States trade or business conducted by that person and we are provided a properly executed IRS Form W-8ECI. Such "effectively connected income" will, however, generally be subject to the regular United States income tax.

REPORTING AND BACKUP WITHHOLDING

     We will report annually to the Internal Revenue Service and to holders of record that are not exempted from the reporting requirements any information that may be required with respect to interest or OID on the notes.

     Under certain circumstances, as a holder of a note, you may be subject to "backup withholding" at a 28% rate. After December 31, 2010, the backup withholding rate is scheduled to increase to 31%. Backup withholding may apply to you if you are a United States person and, among other circumstances, you fail to furnish on IRS Form W-9 or a substitute Form W-9 your Social Security number or other taxpayer identification number to us. Backup withholding may apply, under certain circumstances, if you are a non-U.S. person and fail to provide us with the statement necessary to establish an exemption from federal income and withholding tax on interest on the note. Backup withholding, however, does not apply to payments on a note made to certain exempt recipients, such as corporations and tax-exempt organizations, and to certain non-U.S. persons. Backup withholding is not an additional tax and may be refunded or credited against your United States federal income tax liability, provided that you furnish certain required information.

     This federal tax discussion is included for general information only and may not be applicable depending upon your particular situation. You should consult your own tax advisor with respect to the specific tax consequences to you of the purchase, ownership and disposition of the notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

                              PLAN OF DISTRIBUTION

     Under the terms and subject to the conditions contained in a distribution and management agreement between us and Sumner Harrington Ltd., Sumner Harrington Ltd. has agreed to serve as our selling agent and to use its best efforts to sell the notes on the terms set forth in this prospectus. The selling agent is not obligated to sell any minimum amount of notes or to purchase any of the notes.

     The selling agent proposes to offer the notes to the public on our behalf on the terms set forth in this prospectus and the prospectus supplements that we file from time to time. The selling agent plans to market the notes directly to the public through newspaper, radio, Internet, direct mail and other advertising. In addition, our selling agent will manage certain administrative and customer service functions relating to the notes, including handling all inquiries from potential investors, mailing investment kits, meeting with investors, processing subscription agreements and responding to all written and telephonic questions relating to the notes. Upon prior written notice to the selling agent, we may elect to use a different selling agent or perform these duties ourselves. The selling agent's servicing responsibilities are described under "Description of the Notes - Servicing Agent."

     We have agreed to reimburse the selling agent for its out-of-pocket expenses incurred in connection with the offer and sale of the notes, including the fees and expenses of its legal counsel and marketing costs. Under the terms of the distribution and management agreement, we also will pay our selling agent a commission equal to 3.00% of the principal amount of all notes sold. For notes with maturities exceeding one year, the entire 3.00% commission will be paid to the selling agent at the time of issuance and no additional commission will be paid upon renewal. For notes with maturities of one year or less, the gross 3.00% commission will be paid in equal installments upon the original issuance and each renewal, if any, over the first two years. Accordingly, the selling agent will not receive the entire 3.00% gross commission on notes with terms of one year or less unless the notes are successively renewed for two years. The selling agent may engage or allow selected brokers or dealers to sell notes for a commission, at no additional cost to us. Finally, as our servicing agent, Sumner Harrington Ltd. will be paid an additional and ongoing portfolio management fee that is based on the principal balance of the notes outstanding. See "Description of the Notes - Servicing Agent."

     The distribution and management agreement may be terminated by either us or, subject to prior conditions, Sumner Harrington Ltd. upon giving prior notice.

     The selling agent and we have engaged Sumner Harrington Agency, Inc., an advertising and marketing subsidiary of Sumner Harrington Ltd., to directly provide or manage the advertising and marketing functions related to the sale of the notes. These services include media planning, media buying, creative and copy development, direct mail services, literature fulfillment, commercial printing, list management, list brokering, and other similar activities. Sumner Harrington Agency, Inc. is compensated directly by us or its sub-service providers for these advertising and marketing services.

     The selling agent and its affiliate will only be compensated to the extent that notes are sold in the offering. The table below summarizes the estimated amounts of compensation or reimbursement that we will pay the selling agent and its affiliate for services rendered in offering and selling the notes, serving as the servicing agent, and providing and managing the advertising and marketing functions related to the sale of the notes. In no event will the total commissions exceed 3% of the aggregate principal amount of the notes. The remaining line items are estimates and while actual costs may differ from the percentages and amounts shown in the table, the total cost of these line items is limited to 5% of the aggregate principal amount of the notes. In no event will the total commissions plus the total cost of the remaining line items exceed 8% of the aggregate principal amount of the notes.

Compensation and Reimbursement                  % of Offering       Amount(1)
                                                -------------       ---------
Total commissions                                   3.00%         $1,500,000(2)
Selling agent's legal counsel fees
Document fulfillment fees
Regulatory fees
Annual portfolio management fee                     0.25%            $125,000
Media placement and management fee
--------------------------------------------
    (1) All amounts assume the sale of 100% of the aggregate principal amount of notes offered and represent the maximum possible amount payable to the selling agent or its affiliate over the entire term of the offering. If less than 100% of the aggregate principal amount of the notes are sold in the offering, the amounts actually paid to the agent or its affiliate for commissions and annual portfolio management fees will be less.

    (2) Assumes that each note with a term of one year or less is successively renewed for a total of two years.

     The distribution and management agreement provides for reciprocal indemnification between us and the selling agent, including the selling agent's and our officers, directors and controlling persons, against civil liabilities in connection with this offering, including certain liabilities under the Securities Act of 1933, as amended. Insofar as indemnification for liabilities arising under the Securities Act may be permitted pursuant to such indemnification provisions, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     Prior to the offering, there has been no public market for the notes. We do not intend to list the notes on any securities exchange or include them for quotation on Nasdaq. The selling agent is not obligated to make a market in the notes and does not intend to do so. We do not anticipate that a secondary market for the notes will develop.

     The foregoing is a summary of the material provisions relating to selling and distribution of the notes in the distribution and management agreement. The provisions of the distribution and management agreement relating to our retention of Sumner Harrington Ltd. to act as our servicing agent in performing our ongoing administrative responsibilities for the notes are described under "Description of the Notes." Any amendment to the distribution and management agreement will be filed as an exhibit to an amendment to the registration statement of which this prospectus is a part.

                   INFORMATION WITH RESPECT TO THE REGISTRANT


     Accompanying this Prospectus are the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003 as well as the Company's Quarterly Report for the quarter ended September 30, 2004 on Form 10-QSB.

     There have been no material changes in the Company's business since December 31, 2003 that have not been previously disclosed in the Company's filings with the Securities and Exchange Commission on Form 10-QSB.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

             The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference into this prospectus is an important part of this prospectus. Specifically, we are incorporating by reference the documents listed below:

             [_] Our Annual Report on Form 10-KSB for the year ended December 31, 2003, filed with the SEC on April 14, 2004 (SEC File No. 000-32315).

             [_] Our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004, filed with the SEC on May 24, 2004 (SEC File No. 000-32315).

             [_] Our Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004, filed with the SEC on August 16, 2004 (SEC File No. 000-32315).

             [_] Our Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004, filed with the SEC on November 15, 2004 (SEC File No. 000-32315).

             [_] Our Current Reports on Form 8-K and 8-K/A filed with the SEC on February 17, 2004, April 21, 2004, April 29, 2004, May 6,
                   2004, May 12, 2004, August 19, 2004, August 25, 2004,
                   September 1, 2004, September 10, 2004, September 14, 2004, September 20, 2004 and October 4, 2004.

    You should rely only on the information we include or incorporate by reference in this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The information contained in this prospectus and any applicable prospectus supplement is accurate only as of the date on the front of those documents, regardless of the time of delivery of this prospectus or the applicable prospectus supplement or of any sale of our securities.

       Any statement contained in this prospectus or in a document incorporated by reference in this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that any of the following modifies or supersedes a statement in this prospectus or incorporated by reference in this prospectus:

    o in the case of a statement in a previously filed document incorporated by reference in this prospectus, a statement contained in this prospectus;

    o a statement contained in any accompanying prospectus supplement relating to a specific offering of notes; or

    o a statement contained in any other subsequently filed document that is also incorporated by reference in this prospectus.

       Any modified or superseded statement will not be deemed to constitute a part of this prospectus or any accompanying prospectus supplement, except as modified or superseded. Except as provided by the above mentioned exceptions, all information appearing in this prospectus and each accompanying prospectus supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

       We will provide without charge to each person to whom a copy of this prospectus is delivered, upon his or her written or oral request, a copy of any or all of the documents incorporated in this prospectus by reference, other than exhibits to the documents, unless the exhibits are incorporated specifically by reference in the documents. Requests for copies should be directed to:


                                   Zanett Inc.
                        135 East 57th Street, 15th Floor
                            New York, New York 10022
                             Attention: Jill Venema
                                 (212) 980-4600

                       WHERE YOU CAN FIND MORE INFORMATION

     We are a public company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. In addition, our common stock is listed for trading on The Nasdaq SmallCap Market. You can read and copy reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, Washington, D.C. 20006.

     DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT
                                   LIABILITY

     Article VII of our Bylaws provides, among other things, that we shall indemnify, to the fullest extent permitted by the Delaware General Corporation Law, a director or officer of ours who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including liability under the Securities Act) reasonably incurred or suffered by such person in connection therewith, by reason of the fact that such person is or was a director or officer of our company.


     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                     PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


     Set forth below are expenses (other than the selling agent's commissions and expenses) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee and the NASD filing fee, the amounts set forth below are estimates and actual expenses may vary considerably from these estimates depending upon how long the notes are offered and other factors:

                         Securities and Exchange Commission registration
                         fee                                              $6,335
                         NASD filing fee                                       *
                         Accounting fees and expenses                          *
                         Legal fees and expenses                               *
                         Printing expenses                                     *
                         Trustee's fees and expenses                           *
                         Selling agent's counsel fees and expenses             *
                         Miscellaneous                                         *
                                                              TOTAL            *

(*) To be filed by amendment


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in the defense of any claim, issue or matter therein, such director or officer shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and that a corporation may purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

     Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     Our Certificate of Incorporation incorporates the provisions of Section 102(b)(7), providing that a director of the Company will not be personally liable to us or our stockholders for monetary damages for breach of his or her fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit.

     Further, Article VII of our Bylaws provides that we shall indemnify, to the fullest extent permitted by the Delaware General Corporation Law, any person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such person in connection therewith, by reason of the fact that such person is or was a director, officer, employee or agent of the Company or is or was serving at our request as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

ITEM 16. EXHIBITS

Exhibit
Number        Item
------        ----

1.1* Distribution and Management Agreement between Zanett, Inc. and Sumner Harrington Ltd., dated _________, 2004


2.1(1) Agreement and Plan of Merger by and among Back Bay Technologies, Inc., Planet Zanett, Inc., Planet Zanett Merger Sub BBT, Inc. and the shareholders of Back Bay Technologies, Inc. dated as of December 7, 2001


2.2(2) Agreement and Plan of Merger by and among Brandywine Computer Group, Inc., Planet Zanett, Inc., Planet Zanett Merger Sub BCG, Inc. and the shareholders of Brandywine Computer Group, Inc. dated as of May 31, 2002


2.3(3) Agreement and Plan of Merger by and among Paragon Dynamics, Inc., Zanett, Inc., Zanett Inc. Merger Sub PDI, Inc. and the shareholders of Paragon Dynamics, Inc. dated as of January 31, 2003

2.4(4) Agreement and Plan of Merger by and among DeltaData, Inc., Zanett, Inc., Zanett Merger Sub DCG, Inc. and the majority shareholder of DeltaData, Inc. dated as of November 30, 2003


2.5(5)        Asset Purchase Agreement between Brandywine Computer Group, Inc.
              and Computer Network Technology Corporation dated as of April 23, 2004

4.1* Indenture between Zanett, Inc. and U.S. Bank National Association, dated __________, 2004

4.2*          Form of Note

4.3*          Form of Note Confirmation

4.4*          Form of Subscription Agreement

5.1* Opinion of Drinker Biddle & Reath LLP regarding the legality of the notes

8.1* Opinion of Drinker Biddle & Reath LLP regarding certain tax matters

10.1(6) Investor Rights Agreement dated as of January 26, 2001 by and between GlobeDrive.com, Inc. and Planet Zanett Corporate Incubator, Inc.

10.2(6) Stockholders' Agreement dated as of January 26, 2001 by and between GlobeDrive.com, Inc. and Planet Zanett Corporate Incubator, Inc.

10.3(6) Stock Purchase Agreement dated as of January 26, 2001 by and between GlobeDrive.com, Inc., Planet Zanett Corporate Incubator, Inc., NOLA I, LLC, Yossi Krasnjanski and Oleg Rabaev

10.4(7) Amendment to Investor Rights Agreement dated as of August 31, 2001 by and between GlobeDrive.com, Inc., Planet Zanett Corporate Incubator, Inc., NOLA I, LLC, Yossi Krasnjanski and Oleg Rabaev

10.5(7) Amendment to Stockholders' Agreement dated as of August 31, 2001 by and between GlobeDrive.com, Inc., Planet Zanett Corporate Incubator, Inc., NOLA I, LLC, Yossi Krasnjanski and Oleg Rabaev

10.6(7) Letter agreement dated as of August 13, 2001 by and between Fanlink Networks, Inc. and Planet Zanett Corporate Incubator, Inc.

10.7(7) Convertible Promissory Note in the amount of $60,000 dated November 30, 2001 issued by InfoDream Corporation to Planet Zanett Corporate Incubator, Inc.

10.8(1) Employment Agreement dated as of December 7, 2001 by and between Back Bay Technologies, Inc. and Marc Maselli

10.9(1) Employment Agreement dated as of December 7, 2001 by and between Back Bay Technologies, Inc. and Curtis D. Stevenson

10.10(7) Convertible Promissory Note in the amount of $50,000 dated February 15, 2002 issued by InfoDream Corporation to Planet Zanett Corporate Incubator, Inc.

10.11(8) Employment Agreement dated as of May 31, 2002 by and between Brandywine Computer Group, Inc., and Scott Seagrave

10.12(2) Employment Agreement dated as of May 31, 2002 by and between Brandywine Computer Group, Inc., and Mary Seagrave

10.13(3) Employment Agreement dated as of January 31, 2003 by and between Paragon Dynamics, Inc., and Douglas L. Hartmann

10.14(3) Employment Agreement dated as of January 31, 2003 by and between Paragon Dynamics, Inc., and Roger D. Stapleton

10.15(4) Employment Agreement dated as of December 4, 2003 by and between Delta Communications Group, Inc., and Howard Norton

10.16(4) Employment Agreement dated as of December 4, 2003 by and between Delta Communications Group, Inc., and Robert Anderson

10.17(5) Employment Agreement dated as of April 23, 2004 by and between Brandywine Computer Group, Inc., and Kevin Teder

10.18(5) Employment Agreement dated as of April 23, 2004 by and between Brandywine Computer Group, Inc., and Robert Wise

10.19(9)      Zanett Inc. Amended and Restated Incentive Stock Plan

10.20(10)     Loan and Security Agreement dated as of September 1, 2004 by and among Zanett, Inc., Back Bay Technologies, Inc., INRANGE
              Consulting Corporation, Paragon Dynamics, Inc., Delta
              Communications Group, Inc., and Fifth Third Bank

10.21(10)     Promissory Note in the amount of $1,500,000 issued to Mr. Bruno
              Guazzoni

10.22(10)     Promissory Note in the amount of $3,075,000 issued to Mr. Bruno
              Guazzoni

10.23(10)     Promissory Note in the amount of $1,500,000 issued to Emral
              Holdings Limited

23.1          Consent of Deloitte & Touche LLP

23.2*         Consent of Drinker Biddle & Reath LLP (included in Exhibit 5)

24.1          Power of Attorney (included in the signature page)

25.1*         Statement of Eligibility of Trustee
____________________
* To be filed by amendment.
(1) Incorporated by reference to our Current Report on Form 8-K filed December 21, 2001.
(2) Incorporated by reference to our Current Report on Form 8-K filed June 17, 2002.
(3) Incorporated by reference to our Current Report on Form 8-K filed February 13, 2003.
(4) Incorporated by reference to our Current Report on Form 8-K filed December 19, 2003.
(5)  Incorporated by reference our Current Report on Form 8-K filed May 6, 2004.
(6) Incorporated by reference to our Current Report on Form 8-K filed February 23, 2001.
(7) Incorporated by reference to our Annual Report on Form 10-KSB for the year ended December 31, 2001.
(8) Incorporated by reference to our Annual Report on Form 10-KSB for the year ended December 31, 2002, as amended.
(9) Incorporated by reference to our Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Stockholders.
(10) Incorporated by reference to our Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004.

                                  UNDERTAKINGS


The undersigned registrant hereby undertakes that it will:

         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

         (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

         (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

         (iii) Include any additional or changed material information on the plan of distribution.

         (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         The undersigned registrant undertakes that it will:

         (1) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1), or (4), or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

         (2) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 15, 2004.

                                                   ZANETT, INC.

                                                   By: /s/ David M. McCarthy
                                                      --------------------------
                                                       David M. McCarthy
                                                       Chief Executive Officer


                                POWER OF ATTORNEY

         Know all men by these presents, that each person whose signature appears below hereby constitutes and appoints David M. McCarthy, Claudio M. Guazzoni, Pierre-Georges Roy and Jack M. Rapport, or any of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any or all amendments to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that such attorney-in-fact and agent or his substitutes may do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

         Signature                          Title                               Date
         ---------                          -----                               -----
/s/ David M. McCarthy                                                           November 15, 2004
--------------------------
David M. McCarthy                   Chief Executive Officer and Director
                                    (Principal Executive Officer)

/s/ Claudio M. Guazzoni                                                         November 15, 2004
--------------------------
Claudio M. Guazzoni                 Director

/s/ L. Scott Perry                                                              November 15, 2004
--------------------------
L. Scott Perry                      Director

/s/ William Church                                                              November 15, 2004
--------------------------
William Church                      Director

/s/ Mohan M. Trikha                                                             November 15, 2004
--------------------------
Mohan M. Trikha                     Director

/s/ Jay W. Kelley                                                               November 15, 2004
--------------------------
Jay W. Kelley                       Director

/s/ Jack M. Rapport                                                             November 15, 2004
--------------------------
Jack M. Rapport                     Chief Financial Officer
                                    (Principal Financial  and
                                    Accounting Officer)

                                  EXHIBIT INDEX

Exhibit
Number        Item
------        ----

1.1* Distribution and Management Agreement between Zanett, Inc. and Sumner Harrington Ltd., dated _________, 2004

2.1(1) Agreement and Plan of Merger by and among Back Bay Technologies, Inc., Planet Zanett, Inc., Planet Zanett Merger Sub BBT, Inc. and the shareholders of Back Bay Technologies, Inc. dated as of December 7, 2001

2.2(2) Agreement and Plan of Merger by and among Brandywine Computer Group, Inc., Planet Zanett, Inc., Planet Zanett Merger Sub BCG, Inc. and the shareholders of Brandywine Computer Group, Inc. dated as of May 31, 2002

2.3(3) Agreement and Plan of Merger by and among Paragon Dynamics, Inc., Zanett, Inc., Zanett Inc. Merger Sub PDI, Inc. and the shareholders of Paragon Dynamics, Inc. dated as of January 31, 2003

2.4(4) Agreement and Plan of Merger by and among DeltaData, Inc., Zanett, Inc., Zanett Merger Sub DCG, Inc. and the majority shareholder of DeltaData, Inc. dated as of November 30, 2003

2.5(5)        Asset Purchase Agreement between Brandywine Computer Group, Inc.
              and Computer Network Technology Corporation dated as of April 23, 2004

4.1* Indenture between Zanett, Inc. and U.S. Bank National Association, dated __________, 2004

4.2*          Form of Note

4.3*          Form of Note Confirmation

4.4*          Form of Subscription Agreement

5.1* Opinion of Drinker Biddle & Reath LLP regarding the legality of the notes

8.1* Opinion of Drinker Biddle & Reath LLP regarding certain tax matters

10.1(6) Investor Rights Agreement dated as of January 26, 2001 by and between GlobeDrive.com, Inc. and Planet Zanett Corporate Incubator, Inc.

10.2(6) Stockholders' Agreement dated as of January 26, 2001 by and between GlobeDrive.com, Inc. and Planet Zanett Corporate Incubator, Inc.

10.3(6) Stock Purchase Agreement dated as of January 26, 2001 by and between GlobeDrive.com, Inc., Planet Zanett Corporate Incubator, Inc., NOLA I, LLC, Yossi Krasnjanski and Oleg Rabaev

10.4(7) Amendment to Investor Rights Agreement dated as of August 31, 2001 by and between GlobeDrive.com, Inc., Planet Zanett Corporate Incubator, Inc., NOLA I, LLC, Yossi Krasnjanski and Oleg Rabaev

10.5(7) Amendment to Stockholders' Agreement dated as of August 31, 2001 by and between GlobeDrive.com, Inc., Planet Zanett Corporate Incubator, Inc., NOLA I, LLC, Yossi Krasnjanski and Oleg Rabaev

10.6(7) Letter agreement dated as of August 13, 2001 by and between Fanlink Networks, Inc. and Planet Zanett Corporate Incubator, Inc.

10.7(7) Convertible Promissory Note in the amount of $60,000 dated November 30, 2001 issued by InfoDream Corporation to Planet Zanett Corporate Incubator, Inc.

10.8(1) Employment Agreement dated as of December 7, 2001 by and between Back Bay Technologies, Inc. and Marc Maselli

10.9(1) Employment Agreement dated as of December 7, 2001 by and between Back Bay Technologies, Inc. and Curtis D. Stevenson

10.10(7) Convertible Promissory Note in the amount of $50,000 dated February 15, 2002 issued by InfoDream Corporation to Planet Zanett Corporate Incubator, Inc.

10.11(8) Employment Agreement dated as of May 31, 2002 by and between Brandywine Computer Group, Inc., and Scott Seagrave

10.12(2) Employment Agreement dated as of May 31, 2002 by and between Brandywine Computer Group, Inc., and Mary Seagrave

10.13(3) Employment Agreement dated as of January 31, 2003 by and between Paragon Dynamics, Inc., and Douglas L. Hartmann

10.14(3) Employment Agreement dated as of January 31, 2003 by and between Paragon Dynamics, Inc., and Roger D. Stapleton

10.15(4) Employment Agreement dated as of December 4, 2003 by and between Delta Communications Group, Inc., and Howard Norton

10.16(4) Employment Agreement dated as of December 4, 2003 by and between Delta Communications Group, Inc., and Robert Anderson

10.17(5) Employment Agreement dated as of April 23, 2004 by and between Brandywine Computer Group, Inc., and Kevin Teder

10.18(5) Employment Agreement dated as of April 23, 2004 by and between Brandywine Computer Group, Inc., and Robert Wise

10.19(9)      Zanett Inc. Amended and Restated Incentive Stock Plan

10.20(10)     Loan and Security Agreement dated as of September 1, 2004 by and among Zanett, Inc., Back Bay Technologies, Inc., INRANGE
              Consulting Corporation, Paragon Dynamics, Inc., Delta
              Communications Group, Inc., and Fifth Third Bank

10.21(10)     Promissory Note in the amount of $1,500,000 issued to Mr. Bruno
              Guazzoni

10.22(10)     Promissory Note in the amount of $3,075,000 issued to Mr. Bruno
              Guazzoni

10.23(10)     Promissory Note in the amount of $1,500,000 issued to Emral
              Holdings Limited

23.1          Consent of Deloitte & Touche LLP

23.2*         Consent of Drinker Biddle & Reath LLP (included in Exhibit 5)

24.1          Power of Attorney (included in the signature page)

25.1*         Statement of Eligibility of Trustee
____________________
* To be filed by amendment.
(1) Incorporated by reference to our Current Report on Form 8-K filed December 21, 2001.
(2) Incorporated by reference to our Current Report on Form 8-K filed June 17, 2002.
(3) Incorporated by reference to our Current Report on Form 8-K filed February 13, 2003.
(4) Incorporated by reference to our Current Report on Form 8-K filed December 19, 2003.
(5)  Incorporated by reference our Current Report on Form 8-K filed May 6, 2004.
(6) Incorporated by reference to our Current Report on Form 8-K filed February 23, 2001.
(7) Incorporated by reference to our Annual Report on Form 10-KSB for the year ended December 31, 2001.
(8) Incorporated by reference to our Annual Report on Form 10-KSB for the year ended December 31, 2002, as amended.
(9) Incorporated by reference to our Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Stockholders.
(10) Incorporated by reference to our Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004.